Exhibit 99.1

Deutsche Bank Interim Report as of September 30, 2010
Deutsche Bank
The Group at a Glance

	Nine months ended
	Sep 30, 2010	Sep 30, 2009
Share price at period end	€40.15	€52.45

Share price high	€60.55	€53.94

Share price low	€38.71	€15.38

Basic earnings per share[1]	€2.45	€5.32

Diluted earnings per share[1]	€2.33	€5.14

Average shares outstanding, in m., basic[1]	697	687

Average shares outstanding, in m., diluted[1]	734	712

Return on average shareholders’ equity (post-tax)	5.8%	14.5%

Pre-tax return on average shareholders’ equity	11.0%	17.7%

Pre-tax return on average active equity	11.1%	17.3%

Book value per basic share outstanding[2]	€61.13	€54.63

Cost/income ratio[3]	80.4%	70.9%

Compensation ratio[4]	45.4%	39.9%

Noncompensation ratio[5]	35.0%	31.0%

	in € m.	in € m.
Total net revenues	21,139	22,418

Provision for credit losses	868	2,070

Total noninterest expenses	17,003	15,902

Income before income taxes	3,268	4,446

Net income	1,724	3,649

	Sep 30, 2010	Dec 31, 2009
	in € bn.	in € bn.
Total assets	1,958	1,501

Shareholders’ equity	38.5	36.6

Tier 1 capital ratio[6]	11.5%	12.6%

	Number	Number
Branches	1,977	1,964
thereof in Germany	983	961

Employees (full-time equivalent)	82,504	77,053
thereof in Germany	29,991	27,321

The reconciliation of average active equity and related ratios is provided on page 85 of this report.

1	The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus component of subscription rights issued in September 2010 in connection with the capital increase.

2	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

3	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

4	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

5	Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

6	The Tier 1 capital ratio relates Tier 1 capital to risk weighted assets for credit, market and operational risk. The Tier 1 capital excludes transitional items pursuant to section 64h (3) German Banking Act.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report     Financial and Operating Review
Management Report
Financial and Operating Review
Economic Environment
In the third quarter of 2010, the global economy continued to stabilize. Key emerging markets in Latin America and Asia saw ongoing growth at rapid pace. There was some evidence in the quarter that policy tightening in China could have a moderating impact. Indicators suggest that economic growth in the U.S. was again slow. In the eurozone, fiscal tightening and economic rebalancing dampened growth in some countries. Germany remained the fastest growing country of the eurozone, although the exceptionally high growth pace in the second quarter could not be maintained. Labor market conditions in Germany continued to be robust.
Uncertainty remained in the financial markets and led to subdued market activity especially at the beginning of the third quarter. Confidence was undermined by growing concerns over a potential double-dip recession in the U.S. Investors took some comfort from the possibility of further quantitative easing by the Federal Reserve. This helped to support asset prices. Core equity markets recovered strongly towards the end of the quarter, while at the same time the U.S. dollar weakened considerably. Corporate credit markets performed well and debt issuance activity strengthened, particularly in the High Yield market, supported by low benchmark bond yields.
Market concerns over some eurozone sovereigns which had been building during the second quarter eased during the third quarter. The initial catalysts for this easing were the releases of the European bank stress test results and a moderation of immediate concerns over the solvency of some eurozone sovereigns as government bond redemptions were successfully rolled over. These factors also led to improving conditions in the funding markets. Furthermore, the European Financial Stability Facility became operational, providing an important safety net for weaker eurozone countries. Concerns over sovereign risk returned towards the end of the quarter, although financial markets now increasingly differentiate between strong and weak eurozone nations.
The clarification of the minimum capital requirements and the implementation schedule for the Basel Capital reforms during the quarter reduced some of the uncertainty surrounding the outlook for the banking sector. Alongside the partial relaxation of some of the original proposals, the announced minimum capital ratios were broadly in line with market expectations. The phase-in period for the requirements was longer than had been expected.

Management Report     Financial and Operating Review
Consolidated Results of Operations
The beginning of the third quarter was characterized by the expected seasonal slowdown in client activity in July and August. This was followed by a strong rebound in September. Our intention to consolidate Deutsche Postbank AG (“Postbank”) triggered a revaluation in the quarter of our existing 29.95 % investment and the related mandatory exchangeable bond, which resulted in a charge of € 2.3 billion without a corresponding tax benefit. This charge was the main reason for a loss before income taxes of € 1.0 billion. Excluding the charge, income before income taxes was € 1.3 billion for the third quarter, which was consistent with the third quarter last year. Overall, these results demonstrate a strong operating performance across the Bank in a more difficult macro-economic and market environment.
The comparison of current and prior year periods is limited due to several factors. Firstly, the third quarter 2010 included the aforementioned Postbank-related charge, whereas the third quarter in 2009 included net mark-ups and charges that did not recur in the current period. Secondly, 2010 included the consolidation for the first time of both Sal. Oppenheim/BHF and parts of the commercial banking activities acquired from ABN AMRO in the Netherlands. This has increased our revenue and expense run rates, as well as our balance sheet and invested assets. Thirdly, deferred compensation expenses are significantly higher in 2010. This includes the impact of the U.K. bank payroll tax related to these deferrals. Finally, a shift in foreign exchange rates, and in particular between the U.S. dollar and the euro, contributed to an increase in our reported euro revenues and expenses, with less material impact on net income, as well as to an increase in our balance sheet and invested assets compared to December 31, 2009.
2010 to 2009 Three Months Comparison
Net revenues in the third quarter of 2010 were € 5.0 billion or € 7.3 billion if adjusted for the Postbank-related charge of € 2.3 billion. This compares to net revenues of € 7.2 billion in the third quarter 2009. Revenues in this quarter included fair value losses of € 113 million (versus losses of € 111 million in the prior year quarter) resulting from changes in the credit spreads on our own debt on which we elected to use the fair value option. The third quarter last year additionally included specific items with a net negative effect of approximately € 330 million, mainly driven by a charge of approximately € 350 million related to Ocala Funding LLC, a commercial paper vehicle. The third quarter 2010 included a less significant charge of approximately € 90 million related to this vehicle.

Management Report     Financial and Operating Review
In Corporate Banking & Securities (CB&S), net revenues were € 4.2 billion, versus € 4.4 billion in the third quarter 2009. Sales & Trading revenues were € 2.9 billion, versus € 3.0 billion in the prior year quarter. Net revenues in Sales & Trading (debt and other products) were € 2.2 billion, up 5 % from € 2.1 billion. In the third quarter 2010, the expected seasonal slowdown in client activity in July and August was exacerbated by ongoing sovereign risk concerns. However, this was followed by a strong rebound in September, particularly in the second half of the month. Foreign exchange recorded strong results with higher revenues than in the prior year quarter, although revenues in money markets and rates were significantly lower due to normalization of the market environment. For the fifth time in six years, we ranked number one overall in Risk Magazine’s annual Risk Interdealer poll. Client activity in credit solutions increased, although revenues in ‘flow’ Credit were lower. Commodities revenues were lower versus the prior year quarter, while in Emerging Markets results were stable. Net revenues in Sales & Trading (equity) were € 650 million, versus € 873 million in the third quarter 2009, mainly due to reduced client activity. Equity Trading and Prime Finance reported solid results and maintained market share. Due to the challenging market environment, Equity Derivatives was significantly lower compared with the prior year quarter. Revenues in Origination were € 426 million, versus € 540 million in the third quarter 2009, reflecting lower equity origination volumes and the non-recurrence of positive mark-to-market movements in the prior year quarter. Revenues in Advisory were € 137 million, versus € 95 million in the third quarter 2009, driven by a substantial increase in volumes. In Origination & Advisory we improved our ranking globally from eighth to fifth in the first nine months of this year (Source: Dealogic). Loan products revenues were € 556 million in the third quarter 2010, compared to € 442 million in the third quarter 2009. The increase was primarily due to a gain on the sale of Axel Springer AG shares, which had been pledged as loan collateral.
In Global Transaction Banking (GTB), net revenues were € 852 million, up 29 % from € 659 million in the prior year quarter. The increase was predominantly attributable to the commercial banking activities acquired from ABN AMRO. Continued growth of fee income in Trust & Securities Services and sustained demand for international Trade Finance products also contributed to the revenue increase.
In Asset and Wealth Management (AWM), net revenues were € 1.0 billion in the third quarter 2010 versus € 771 million in the prior year quarter. In Private Wealth Management (PWM) revenues in the third quarter 2010 included € 200 million from Sal. Oppenheim/BHF. In addition, revenues in Asset Management (AM) and PWM were positively impacted by higher asset based fees and improved market conditions compared to the third quarter 2009.

Management Report     Financial and Operating Review
In Private & Business Clients (PBC), net revenues were € 1.5 billion, up by 5 % versus the prior year quarter. Higher margins led to record quarterly revenues in deposits. In advisory/brokerage, revenues also increased, while revenues from discretionary portfolio management/fund management and credit products remained lower than the prior year quarter.
In Corporate Investments (CI), net revenues were negative € 2.2 billion and included the aforementioned Postbank-related charge of € 2.3 billion. In the third quarter 2009, revenues of € 242 million included mark-to-market gains of € 140 million from the put/call options to increase our investment in Postbank and gains of € 110 million arising from the reduction of our stake in Daimler AG.
We recorded provision for credit losses of € 362 million in the current quarter, versus € 544 million in the third quarter 2009 and € 243 million in the second quarter 2010. Provision for credit losses in CIB was € 179 million, versus € 323 million in the prior year quarter, benefiting from significantly lower provisions related to assets reclassified in accordance with IAS 39. PCAM’s provision for credit losses was € 184 million, versus € 214 million in the prior year quarter, primarily reflecting the lower levels of credit losses in PBC following measures taken on portfolio and country level throughout all major portfolios.
Noninterest expenses were € 5.7 billion in the third quarter 2010, versus € 5.4 billion in the third quarter 2009. Compensation and benefits were € 3.0 billion versus € 2.8 billion in the third quarter 2009. The current quarter included compensation expenses of € 112 million related to acquisitions. General and administrative expenses were € 2.5 billion, including € 236 million related to acquisitions, versus € 2.2 billion in the prior year quarter. In the third quarter 2009, general and administrative expenses included € 200 million related to our offer to repurchase certain products from private investors. The remaining increase in general and administrative expenses reflects business expansion, costs for strategic initiatives, including IT investments and foreign exchange movements. In addition, noninterest expenses in the third quarter 2010 included lower policyholder benefits and claims in respect of Abbey Life compared to the third quarter 2009, which were offset in revenues.
Loss before income taxes was € 1.0 billion in the third quarter 2010, driven by the Postbank-related charge. Excluding the charge, income before income taxes was € 1.3 billion and was comparable to the prior year quarter. Including the charge, pre-tax return on average active equity was negative 10 % in the third quarter 2010 compared with positive 15 % in the prior year quarter. Per our target definition, which excludes the charge of € 2.3 billion, pre-tax return on average active equity was 13%, versus 14 % in the prior year quarter.

Management Report     Financial and Operating Review
Net loss was € 1.2 billion in the third quarter 2010, including the Postbank-related charge. Excluding the charge, net income was € 1.1 billion in the third quarter of 2010 versus net income of € 1.4 billion in the third quarter last year. The Postbank-related charge of € 2.3 billion did not result in a tax benefit. Income tax expense of € 170 million in the current quarter benefitted from a favourable geographic mix of income and the release of a deferred tax liability. In the third quarter last year the tax benefit of € 78 million reflected several significant tax effects, which were positive on a net basis. Diluted earnings per share in the third quarter 2010 were negative € 1.75 versus positive € 1.92 in the prior year quarter.
2010 to 2009 Nine Months Comparison
For the first nine months of 2010, net revenues were € 21.1 billion, or € 23.5 billion if adjusted for the Postbank-related charge, versus 22.4 billion in the first nine months of 2009. Net revenues in the first nine months of 2010 reflected net mark-downs of € 341 million and charges related to Ocala Funding LLC of approximately € 360 million, while net revenues in the prior year period reflected net mark-downs of € 715 million and Ocala-related charges of € 350 million.
In CB&S, net revenues in Sales & Trading (debt and other products) were € 8.2 billion, a decrease of € 145 million, or 2%, compared to the first nine months of 2009. Flow-based businesses such as Foreign Exchange, Money Markets and Rates generated lower revenues reflecting lower bid-offer spreads in a more normalized environment, partially offset by the impact of strong market share (especially in Foreign Exchange) and increased demand for structured solutions in Rates. The recalibrated Credit Trading business reported significantly lower losses from legacy positions and increased revenues due to client appetite for ‘flow’ credit and structured solutions. Sales & Trading (equity) generated revenues of € 2.2 billion, an increase of € 222 million, or 11%, versus the first nine months of 2009. This performance reflects the successful recalibration of the Equity Derivatives business and the non-recurrence of losses as well as good performance in Equity Trading and Prime Brokerage. Origination and Advisory generated revenues of € 1.7 billion in the first nine months of 2010, a decrease of € 40 million, or 2%, compared to the first nine months of 2009 due to lower deal activity in equity origination, partially offset by higher revenues in Advisory. Loan products revenues were € 1.4 billion in the first nine months of 2010, a decrease of € 153 million primarily due to mark-to-market losses on loans held at fair value, partly offset by a gain on the sale of Axel Springer AG shares, which had been pledged as loan collateral. Revenues from Other products were € 298 million in the first nine months of 2010, an improvement of € 567 million from the first nine months of 2009. The first nine months of 2009 included an impairment charge relating to The Cosmopolitan Resort and Casino property and private equity investment losses recorded in the first quarter 2009. On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from CB&S to the Group Division CI.

Management Report     Financial and Operating Review
GTB generated net revenues of € 2.6 billion in the first nine months of 2010, an increase of € 579 million, or 29%, compared to the first nine months 2009. GTB’s performance in 2010 was positively impacted by the first time consolidation of the commercial banking activities acquired from ABN AMRO, including € 208 million related to negative goodwill. Excluding the impact of the aforementioned acquisition, the improvement was predominantly attributable to growth in fee income in Trust & Securities Services, Trade Finance and Cash Management offsetting the impact of the continuing low interest rate environment.
AWM reported net revenues of € 2.9 billion for the first nine months of 2010, an increase of € 981 million, or 52%, compared to the same period in 2009. In PWM, revenues include € 491 million from the Sal. Oppenheim/BHF acquisition, which contributed to increases in discretionary portfolio management/fund management revenues (up € 303 million, also reflecting improved market conditions and higher asset based fees), advisory/brokerage revenues (up € 133 million) and revenues from other products (up € 475 million, also reflecting the non-recurrence of impairment charges of € 240 million related to RREEF investments in the third quarter 2009).
In PBC, net revenues were € 4.3 billion, up € 127 million, or 3%, compared to the first nine months of 2009. Revenues from discretionary portfolio management/fund management as well as from deposits and payment services increased. These increases were partially offset by a decrease in revenues from other products, which reflected lower revenues in PBC’s asset and liability management function.
Net revenues in CI were negative € 2.0 billion in the first nine months of 2010 and included the aforementioned Postbank-related charge of € 2.3 billion. In the first nine months of 2009, net revenues were € 1.1 billion, including positive € 1.0 billion related to the Postbank transaction.
During the first nine months of 2010, provision for credit losses was € 868 million, versus € 2.1 billion in the prior year period. The Corporate and Investment Bank (CIB) recorded a net charge of € 346 million in provision for credit losses for the first nine months of 2010, compared to a net charge of € 1.5 billion in the prior year period. The significant decrease was mainly attributable to a number of events occurring in the first nine months of 2009 that were not repeated in the current year, in particular € 941 million provisions for assets reclassified in accordance with IAS 39, including significant provisions taken against two counterparties. In Private Clients and Asset Management (PCAM), provision for credit losses was € 532 million in the first nine months of 2010, down € 72 million, or 12%, compared to the first nine months of 2009, predominantly reflecting lower levels of provisions for credit losses in PBC following the aforementioned portfolio measures.

Management Report     Financial and Operating Review
Noninterest expenses for the first nine months of 2010 were € 17.0 billion versus € 15.9 billion in the first nine months of 2009. Compensation and benefits of € 9.6 billion were up 7%. This development was driven by increased amortization of deferred compensation expenses in the first quarter 2010, which included accelerated amortization of deferred compensation for employees eligible for career retirement and the related U.K. bank payroll tax. In addition, the inclusion of Sal. Oppenheim/BHF in PWM and the commercial banking activities of ABN AMRO in GTB increased compensation expenses by € 350 million. General and administrative expenses for the first nine months were € 7.1 billion, up 11 % compared to the first nine months of 2009 reflecting the impact of acquisitions and foreign exchange movements, higher IT expenses and costs for strategic projects.
Income before income taxes for the first nine months 2010 was € 3.3 billion, or € 5.6 billion if adjusted for the Postbank-related charge, versus € 4.4 billion in the same period last year. On a reported basis pre-tax return on average active equity was 11%, versus 17 % in the prior year period. Per the bank’s target definition, pre-tax return on average active equity was 18%, essentially unchanged compared to the prior year period.
Net income for the first nine months of 2010 was € 1.7 billion, or € 4.1 billion if adjusted for the Postbank-related charge, compared to € 3.6 billion in the first nine months of 2009. The tax expense recorded for the first nine months of 2010 was € 1.5 billion versus a tax expense of € 797 million in the first nine months of 2009. Diluted earnings per share were € 2.33 compared to € 5.14 in the prior year period.
Segment Results of Operations
Corporate and Investment Bank Group Division (CIB)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	5,021	5,099	(2)	16,352	15,323	7

Provision for credit losses	179	323	(45)	346	1,459	(76)

Noninterest expenses	3,528	3,578	(1)	10,706	10,125	6

Noncontrolling interests	(1)	15	N/M	20	2	N/M

Income before income taxes	1,314	1,182	11	5,280	3,737	41

N/M – Not meaningful

Management Report     Financial and Operating Review
Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	4,169	4,440	(6)	13,794	13,343	3

Provision for credit losses	135	318	(58)	274	1,444	(81)

Noninterest expenses	2,934	3,126	(6)	9,031	8,775	3

Noncontrolling interests	(1)	15	N/M	20	2	N/M

Income before income taxes	1,101	981	12	4,469	3,122	43

N/M – Not meaningful
2010 to 2009 Three Months Comparison
Sales & Trading (debt and other products) net revenues were € 2.2 billion in the third quarter 2010, an increase of € 112 million, or 5%, compared to the third quarter 2009. We recorded an additional charge of approximately € 90 million related to Ocala Funding LLC, a commercial paper vehicle, in the third quarter 2010. The prior year quarter included € 350 million of charges related to Ocala Funding LLC and € 300 million of losses in respect of write-downs on specific risks in our structured credit business, partly offset by net mark-ups of € 263 million on monoline insurers and commercial real estate. During the quarter, the expected seasonal slowdown in client activity in July and August was exacerbated by ongoing sovereign risk concerns and was, therefore, more marked than in the prior year quarter. However, this was followed by a strong rebound during September, particularly in the second half of the month. Foreign Exchange posted good results with higher revenues than in the prior year quarter as increased volumes offset the continued reduction in margins. Money Markets revenues were significantly lower than in the prior year quarter reflecting a less attractive trading environment. Rates revenues were lower than in the prior year quarter due to decreased margins and activity, partly offset by client demand for structured solutions. For the fifth time in six years, we ranked number one overall in Risk Magazine’s annual Risk Interdealer poll, leading the interest rate derivatives section of the survey ranking number one overall and in all the interest rate swap categories. Credit Trading revenues were higher than in the prior year quarter as significant demand for structuring solutions from clients and non-recurrence of charges offset lower revenues in flow trading. Commodities performance was weaker than in the prior year quarter reflecting a challenging low volatility environment, especially in the energy sector. Emerging Markets results were stable supported by increased investor interest in Latin America.
Sales & Trading (equity) generated revenues of € 650 million, a decrease of € 222 million, or 25%, compared to the third quarter 2009. Client activity remained muted throughout the quarter despite the market rally during September. In a challenging market context, Equity Trading reported solid, though slightly lower, results than in the prior year quarter across all regions and maintained market share (source: Bloomberg). Prime Finance revenues were consistent with the prior year quarter as seasonally lower client balances were partly offset by new clients and the success of new products and services. Equity Derivatives revenues were significantly lower than in the prior year quarter due to lack of client activity. During the quarter, we exited our dedicated Equity Proprietary Trading business.

Management Report     Financial and Operating Review
Origination and Advisory generated revenues of € 563 million in the third quarter 2010, a decrease of € 72 million, or 11%, compared to the third quarter 2009. We were ranked fifth globally. In Advisory, revenues were € 137 million, up € 42 million, or
44%, from the third quarter 2009, driven by an increase in volumes and an increase in market share, where the M&A business improved its rank to number one in EMEA and fifth globally. Debt Origination revenues decreased by € 17 million, or 5%, driven by the non-recurrence of positive mark-to-market movements in the leveraged finance business. Equity Origination revenues decreased by € 96 million, or 44%, impacted by a significant decrease in the market fee pool compared to the third quarter 2009, though we have maintained a ranking of seventh globally. (Source for all rankings: Dealogic)
Loan products revenues were € 556 million in the third quarter 2010, an increase of € 114 million, or 26%, from the same period last year. The increase was primarily due to a gain on the sale of Axel Springer AG shares, which had been pledged as loan collateral.
Revenues from Other products were € 163 million in the third quarter, a decrease of € 203 million, or 55%, from the prior year quarter. The decrease was mainly due to lower mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of € 135 million in the third quarter 2010, compared to a net charge of € 318 million in the prior year quarter. The decrease was mainly attributable to € 85 million lower provision for credit losses on assets which had been reclassified in accordance with IAS 39.
Noninterest expenses were € 2.9 billion in the third quarter 2010, a decrease of € 192 million, or 6%, compared to the third quarter 2009. The prior year quarter included a charge of € 200 million related to our offer to repurchase certain products from private investors. The underlying increase in general and administrative expenses was predominantly driven by legal fees related to higher volumes of structured transactions as well as higher business related costs. Other noninterest expenses reflect the aforementioned effects from Abbey Life.
Income before income taxes was € 1.1 billion in the third quarter 2010, compared to € 981 million in the prior year quarter.

Management Report     Financial and Operating Review
2010 to 2009 Nine Months Comparison
In the first nine months, Sales & Trading (debt and other products) revenues were € 8.2 billion, a decrease of € 145 million, or 2%, compared to the first nine months of 2009. We were voted number one by Greenwich Associates in U.S. Fixed Income for the first time. Foreign Exchange, Money Markets and Rates generated lower revenues compared to the prior year, reflecting lower bid-offer spreads in a more normalized environment, partially offset by strong market share (source: Euromoney, Greenwich Associates) and increased demand for structured solutions in Rates. We were voted number one by Euromoney in Foreign Exchange for the sixth consecutive year and for the fifth time in six years, we were ranked number one overall in Risk Magazine’s annual Risk Interdealer poll. Credit Trading reported significantly lower losses from legacy positions and increased revenues compared to the prior year due to client appetite for structured credit solutions. The business was voted Euromoney’s best Global Credit Derivatives House in 2010. Commodities revenues were stable compared to the prior year period despite a more challenging low volatility environment and Emerging Markets revenues were lower compared to the prior year period reflecting increased investor aversion due to the impact of the sovereign risk crisis.
In the first nine months of 2010, Sales & Trading (equity) generated revenues of € 2.2 billion, an increase of € 222 million, or 11%, versus the first nine months of 2009. This performance reflects the successful recalibration of the Equity Derivatives business with no repeat of the significant trading losses that occurred in the first quarter 2009, but in an environment of significantly lower client appetite for equity derivatives products. Equity Trading revenues decreased from the prior year period due to much lower investor activity, in particular in the third quarter of 2010, but we maintained market share (source: Bloomberg). Prime Finance revenues were stable in an increasingly competitive environment, due to increased client balances, improved competitive positioning (source: Global Custodian) and the launch of new products and services. We were voted number one Global Prime Broker by Global Custodian for the third consecutive year. Revenues from Equity Proprietary Trading were positive, though significantly lower than in the prior year period and we exited this business during the third quarter of 2010.
Origination and Advisory generated revenues of € 1.7 billion in the first nine months 2010, a decrease of € 40 million, or 2%, compared to the first nine months of 2009. We were ranked fifth during the first nine months compared to eighth in the prior year period. In Advisory, revenues were € 392 million, up € 96 million, or 32%, from the first nine months of 2009. The M&A business gained both market share and rank, globally and in the Americas, ranking number four and number five, respectively. It was ranked number four in EMEA. Debt Origination revenues were essentially unchanged. In Investment Grade we ranked third globally and also achieved a number two ranking in All Bonds issued in euros. There has been record High Yield issuance in 2010 and we ranked number five globally. In Leveraged Loans we ranked number three globally. Equity Origination revenues decreased by € 143 million, or 28%, reflecting lower deal activity compared to the prior year period. However, we were ranked number one in EMEA and number five globally. (Source for all rankings: Dealogic, Thomson Reuters)

Management Report     Financial and Operating Review
Loan products revenues were € 1.4 billion in the first nine months of 2010, a decrease of € 153 million, or 10%, from the same period last year. The decrease was primarily due to mark-to-market losses on loans held at fair value, partly offset by a gain on the sale of Axel Springer AG shares, which had been pledged as loan collateral.
Revenues from Other products were € 298 million in the first nine months of 2010, an improvement of € 567 million from the first nine months 2009. The losses in the comparison period were driven by an impairment charge of € 500 million related to The Cosmopolitan Resort and Casino property and private equity investment losses recorded in the first quarter 2009 as well as by lower revenues from Abbey Life.
In provision for credit losses, CB&S recorded a net charge of € 274 million in the first nine months of 2010, compared to a net charge of € 1.4 billion in the prior year period. The significant decrease was mainly attributable to a number of events occurring in the first nine months of 2009 that were not repeated in the current period, in particular € 941 million provisions for assets reclassified in accordance with IAS 39, including significant provisions taken against two specific counterparties.
Noninterest expenses were € 9.0 billion in the first nine months of 2010, an increase of € 256 million, or 3%, compared to the first nine months of 2009. The development was primarily driven by increased amortization of deferred compensation expenses (which includes accelerated amortization of deferred compensation for employees eligible for career retirement) as well as the related U.K. bank payroll tax. This increase was partially offset by lower performance related compensation. The prior year period included charges for a legal settlement of € 316 million and € 200 million related to our offer to repurchase certain products from private investors. Both periods included the aforementioned effects from Abbey Life.
Income before income taxes was € 4.5 billion in the first nine months 2010, compared to € 3.1 billion in the prior year first nine months.

Management Report     Financial and Operating Review
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from financial assets at fair value through profit or loss and the available for sale classifications into the loans classification.
The tables below show the net contribution of the reclassification accounting for CB&S. In the first nine months 2010 the reclassifications resulted in a € 744 million gain foregone to the income statement and a € 295 million gain foregone to net gains (losses) not recognized in the income statement. For the first nine months 2009, the reclassifications resulted in € 104 million gains to the income statement and a € 1.0 billion gain foregone to net gains (losses) not recognized in the income statement. The consequential effect on credit market risk disclosures is provided under “Update on Key Credit Market Exposures” on page 18.

			Three months ended		Nine months ended
	Sep 30, 2010		Sep 30, 2010		Sep 30, 2010
				Impact on net		Impact on net
			Impact on	gains (losses) not	Impact on	gains (losses) not
	Carrying		income before	recognized in the	income before	recognized in the
	value	Fair value	income taxes	income statement	income taxes	income statement
	in € bn.	in € bn.	in € m.	in € m.	in € m.	in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	16.7	14.9	(234)	—	(632)	—
Financial assets available for sale reclassified to loans	8.8	7.9	(5)	(100)	7	(295)

Origination and advisory
Trading assets reclassified to loans	5.6	5.4	(17)	—	(119)	—

Loan products
Financial assets available for sale reclassified to loans	—	—	—	—	—	—

Total	31.1	28.2	(256)[1]	(100)	(744)[1]	(295)

of which related to reclassifications made in 2008	28.9	26.1	(135)	(100)	(627)	(295)

of which related to reclassifications made in 2009	2.2	2.1	(121)	—	(117)	—

1	In addition to the impact in CB&S, income before income taxes in PBC decreased by € 1 million and € 2 million for the three and nine months ended September 30, 2010, respectively.

Management Report     Financial and Operating Review

			Three months ended		Nine months ended
	Sep 30, 2009		Sep 30, 2009		Sep 30, 2009
				Impact on net		Impact on net
			Impact on	gains (losses) not	Impact on	gains (losses) not
	Carrying		income before	recognized in the	income before	recognized in the
	value	Fair value	income taxes	income statement	income taxes	income statement
	in € bn.	in € bn.	in € m.	in € m.	in € m.	in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	18.1	16.0	(380)	—	380	—
Financial assets available for sale reclassified to loans	9.9	8.7	(27)	(1,051)	—	(889)

Origination and advisory
Trading assets reclassified to loans	6.6	5.8	(342)	—	(276)	—

Loan products
Financial assets available for sale reclassified to loans	0.1	0.1	(23)	—	—	(114)[1]

Total	34.7	30.6	(772)[2]	(1,051)	104 [2]	(1,003)

of which related to reclassifications made in 2008	31.8	27.9	(801)	(1,051)	(228)	(1,003)

of which related to reclassifications made in 2009	2.9	2.7	29	—	332	—

1	The negative amount shown as the nine months movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the first quarter 2009. If the financial instrument had not been reclassified, the decrease in fair value since reclassification that would have been recorded in gains (losses) not recognized in the income statement would have been recognized through the income statement. The income statement difference is due to differences between the impairment models for available for sale instruments compared to loans and receivables.

2	In addition to the impact in CB&S, income before income taxes in PBC decreased by € 1 million for the three months ended September 30, 2009. There was no impact on income before income taxes in PBC for the nine months ended September 30, 2009.
During the first nine months of 2010 we sold reclassified assets with a carrying value of € 1.7 billion. The sales resulted in no net gain or loss. Sales were made due to circumstances that were not foreseen at the time of reclassification.

Management Report     Financial and Operating Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures. Hedges of our mortgage related exposure consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.

Mortgage related exposure in our CDO trading and
origination, U.S. and European
residential mortgage businesses[1,2,3,4]	Sep 30, 2010				Jun 30, 2010
		Hedges				Hedges
		and other				and other
	Gross	protection			Gross	protection
in € m.	exposure	purchased	Net exposure		exposure	purchased	Net exposure
Subprime and Alt-A CDO exposure in trading and origination businesses:
CDO subprime exposure – Trading	466	344	122		555	448	108
CDO subprime exposure – Available for sale	33	—	33		45	—	45
CDO Alt-A exposure – Trading	62	51	11		98	60	38

Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[5]	3,856	3,278	578	[6,7]	3,835	3,616	219	[6,7]
European residential mortgage business exposure[8]	169	—	169		185	—	185

1	Disclosure relates to key credit market positions exposed to fair value movements through the income statement.

2	In determining subprime, we apply industry standard criteria including FICO scores (credit quality) and loan-to-value ratios. In limited circumstances, we also classify exposures as subprime if 50 % or more of the underlying collateral is home equity loans which are subprime.

3	Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICO scores, higher loan-to-value ratios and higher percentages of loans with limited or no documentation.

4	Net exposure represents our potential loss in the event of a 100 % default of securities, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of September 30, 2010 of € 1.8 billion (thereof European residential mortgage exposure € 1.0 billion, Other U.S. residential mortgage exposure € 344 million, CDO subprime exposure – Trading € 426 million) and as of June 30, 2010 of € 2.0 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 399 million, CDO subprime exposure – Trading € 480 million).

5	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions, which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower prepayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

6	Thereof € (197) million Alt-A, € (95) million Subprime, € 62 million Other and € 808 million Trading-related net positions as of September 30, 2010 and € (148) million Alt-A, € (36) million Subprime, € 14 million Other and € 388 million Trading-related net positions as of June 30, 2010.

7	The reserves included in the Other U.S residential mortgage business disclosure have been revised to factor in an updated calculation of credit risk and is intended to better reflect the fair value of the instruments underlying the exposure. As of June 30, 2010, we saw a reduction in the net exposure of € 452 million to € 219 million. As of September 30, 2010, the exposure was also calculated on this basis and results in a reduction in the net exposure of € 326 million to € 578 million.

8	Thereof U.K. € 135 million, Italy € 27 million and Germany € 8 million as of September 30, 2010 and U.K. € 150 million, Italy € 27 million and Germany € 8 million as of June 30, 2010.
Commercial Real Estate whole loans1

in € m.	Sep 30, 2010	Jun 30, 2010
Loans held on a fair value basis, net of risk reduction[2]	1,953	1,750

Loans reclassified in accordance with the amendments to IAS 39[3]	4,923	5,320

Loans related to asset sales[4]	2,173	2,423

1	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

2	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 706 million as of September 30, 2010 and € 1.0 billion as of June 30, 2010.

3	Carrying value.

4	Carrying value of vendor financing on loans sold since January 1, 2008.

Management Report     Financial and Operating Review
Leveraged Finance1

in € m.	Sep 30, 2010	Jun 30, 2010
Loans held on a fair value basis	1,871	1,969
thereof: loans entered into since January 1, 2008	1,846	1,942

Loans reclassified in accordance with the amendments to IAS 39[2]	5,642	5,776

Loans related to asset sales[3]	5,990	6,624

1	Includes unfunded commitments and excludes loans transacted before January 1, 2007, which were undertaken before the market disruption and loans that have been held on our hold book since inception.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008.

Monoline exposure related to
U.S. residential mortgages[1,2]	Sep 30, 2010				Jun 30, 2010
		Fair value				Fair value
	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA[3]	CVA[3]	after CVA[3]	amount	CVA[3]	CVA[3]	after CVA[3]
AA Monolines[4]:
Other subprime	132	63	(6)	58	151	68	(6)	62
Alt-A	4,094	1,533	(307)	1,226	4,661	2,158	(432)	1,726

Total AA Monolines	4,226	1,596	(312)	1,284	4,812	2,226	(438)	1,788

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 68 million as of September 30, 2010 and € 73 million as of June 30, 2010, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2010 and June 30, 2010.

Other Monoline exposure[1,2]	Sep 30, 2010				Jun 30, 2010
		Fair value				Fair value
	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA[3]	CVA[3]	after CVA[3]	amount	CVA[3]	CVA[3]	after CVA[3]
AA Monolines[4]:
TPS-CLO	2,936	838	(77)	761	3,304	921	(84)	837
CMBS	1,055	21	(2)	19	1,176	51	(5)	46
Corporate single name/ Corporate CDO	586	1	–	1	698	1	–	1
Student loans	287	20	(2)	18	320	34	(3)	31
Other	930	239	(22)	217	1,102	280	(26)	254

Total AA Monolines	5,794	1,119	(103)	1,016	6,600	1,287	(118)	1,169

Non Investment Grade Monolines[4]:
TPS-CLO	902	233	(92)	140	1,000	264	(97)	167
CMBS	5,946	611	(297)	314	6,395	714	(327)	387
Corporate single name/ Corporate CDO	2,179	15	(8)	8	2,512	15	(7)	8
Student loans	1,279	677	(379)	298	1,430	760	(425)	334
Other	1,780	286	(125)	161	1,960	323	(133)	190

Total Non Investment Grade Monolines	12,086	1,822	(901)	921	13,297	2,076	(990)	1,086

Total	17,881	2,941	(1,004)	1,938	19,896	3,363	(1,108)	2,255

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 60 million as of September 30, 2010 and € 55 million as of June 30, 2010, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2010 and June 30, 2010.

Management Report     Financial and Operating Review
As of September 30, 2010 and June 30, 2010 the total credit valuation adjustment held against monoline insurers was
€ 1,316 million and € 1,545 million, respectively. The decrease is mainly due to exchange rate movements.
Global Transaction Banking Corporate Division (GTB)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	852	659	29	2,558	1,979	29

Provision for credit losses	44	6	N/M	72	15	N/M

Noninterest expenses	594	453	31	1,675	1,350	24

Noncontrolling interests	—	—	N/M	—	—	N/M

Income before income taxes	214	201	6	811	615	32

N/M — Not meaningful
2010 to 2009 Three Months Comparison
GTB’s net revenues were € 852 million in the third quarter 2010, an increase of € 193 million, or 29%, compared to the third quarter 2009. The increase was predominantly attributable to the commercial banking activities acquired from ABN AMRO and consolidated since the second quarter 2010. Furthermore, GTB benefited from strong fee growth in Trust & Securities Services, primarily in the custody business, and in Trade Finance capitalizing on the continued demand for international trade products and financing.
In provision for credit losses, GTB recorded a net charge of € 44 million, an increase of € 38 million compared to the third quarter 2009, driven primarily by the commercial banking activities acquired from ABN AMRO.
Noninterest expenses were € 594 million in the third quarter 2010, up € 141 million, or 31%, compared to the third quarter 2009. The increase was mainly driven by operating and integration costs related to the commercial banking activities acquired from ABN AMRO, higher compensation and benefits mainly supporting the underlying business growth as well as higher regulatory costs.
Income before income taxes was € 214 million for the quarter, an increase of € 13 million, or 6%, compared to the prior year quarter.
2010 to 2009 Nine Months Comparison
GTB’s performance in the first nine months of 2010 was positively impacted by the first time consolidation of the commercial banking activities acquired from ABN AMRO in the Netherlands including a € 208 million gain representing provisional negative goodwill in the second quarter 2010.

Management Report     Financial and Operating Review
GTB generated net revenues of € 2.6 billion in the first nine months of 2010, an increase of € 579 million, or 29%, compared to the first nine months of 2009. Excluding the impact of the aforementioned acquisition, the improvement was predominantly attributable to growth in fee income in Trust & Securities Services, Trade Finance and Cash Management offsetting the impact of the continuing low interest rate environment.
In provision for credit losses, GTB recorded a net charge of € 72 million. The increase of € 57 million compared to the first nine months of 2009 related primarily to the commercial banking activities acquired from ABN AMRO.
Noninterest expenses were € 1.7 billion in the first nine months of 2010, up € 325 million, or 24%, compared to the first nine months of 2009. The increase was driven by integration costs and the first time consolidation of the aforementioned acquisition and an impairment of intangible assets. In addition, higher compensation and benefits mainly to support the underlying business growth and performance-related costs contributed to this development.
Income before income taxes was € 811 million for the first nine months of 2010, an increase of € 196 million, or 32%, compared to the prior year period.
Private Clients and Asset Management Group Division (PCAM)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	2,470	2,160	14	7,195	6,087	18

Provision for credit losses	184	214	(14)	532	605	(12)

Noninterest expenses	1,966	1,663	18	5,862	5,201	13

Noncontrolling interests	(3)	0	N/M	(2)	(5)	(62)

Income before income taxes	323	283	14	803	286	181

N/M — Not meaningful

Asset and Wealth Management Corporate Division (AWM)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	1,014	771	32	2,883	1,902	52

Provision for credit losses	19	5	N/M	27	14	96

Noninterest expenses	921	632	46	2,723	2,019	35

Noncontrolling interests	(3)	0	N/M	(2)	(5)	(59)

Income (loss) before income taxes	78	134	(41)	135	(125)	N/M

N/M — Not meaningful

Management Report     Financial and Operating Review
2010 to 2009 Three Months Comparison
AWM reported net revenues of € 1.0 billion in the third quarter 2010, an increase of € 243 million, or 32%, compared to the same period in 2009. Revenues in the third quarter 2010 included € 200 million related to the acquisition of Sal. Oppenheim/BHF. These revenues were the main reason for the increases in discretionary portfolio management/fund management revenues in PWM (up € 78 million, also reflecting improved market conditions), advisory/brokerage revenues (up € 41 million), and other products revenues (up € 66 million). Discretionary portfolio management/fund management revenues in Asset Management (AM) increased by € 23 million, or 6%, reflecting higher asset based fees and a more favorable market environment compared to the third quarter 2009. Revenues from credit products in AWM were € 101 million, up € 36 million, or 55%, primarily due to significantly improved loan margins, especially in the U.S., a positive impact from the strengthening of the U.S. dollar and higher volumes.
Provision for credit losses was € 19 million in the third quarter 2010, up € 14 million compared to the same quarter last year. This development was primarily driven by one single customer relationship.
Noninterest expenses in the third quarter 2010 were € 921 million, up € 288 million, or 46%, compared to the same period in 2009. Expenses in the third quarter in 2010 included € 243 million for Sal. Oppenheim/BHF. The remaining increase was predominantly related to the continued investment in PWM’s IT platform.
AWM recorded an income before income taxes of € 78 million, after a net loss before income taxes of € 52 million related to Sal. Oppenheim/BHF in PWM. Excluding this impact, results would have been comparable to an income before income taxes of € 134 million in the third quarter last year.
Invested assets in AWM decreased by € 25 billion to € 846 billion in the third quarter of 2010. In PWM, invested assets decreased by € 6 billion, including net outflows of € 3 billion, to € 313 billion. AM’s invested assets decreased by € 18 billion to € 532 billion, mainly driven by the weakening of the U.S. dollar during the third quarter 2010, partly offset by € 12 billion from market appreciation and net inflows of € 2 billion.
2010 to 2009 Nine Months Comparison
AWM reported net revenues of € 2.9 billion for the first nine months of 2010, an increase of € 981 million, or 52%, compared to the same period in 2009. Revenues included € 491 million related to Sal. Oppenheim/BHF which was consolidated for the first time in the first quarter of 2010. These revenues were the main reason for the increases in discretionary portfolio management/fund management in PWM (up € 190 million), advisory/brokerage (up € 133 million) and other products revenues (up € 475 million, also due to the non-recurrence of RREEF related impairment charges of € 240 million). Discretionary portfolio management/fund management in AM were up € 113 million, reflecting improved market conditions and higher asset based fees. Credit products revenues in AWM were up € 97 million, or 54%, largely due to improved loan margins, especially in the U.S., a positive impact from the strengthening of the U.S. dollar as well as higher loan volumes. Deposits and payment services revenues of € 106 million decreased by € 26 million, or 20%, mainly due to tighter margins resulting from lower levels of interest rates.

Management Report     Financial and Operating Review
Provision for credit losses was € 27 million in the first nine months of 2010, up € 13 million, or 96%, compared to the same period last year. This development was primarily driven by one single customer relationship.
Noninterest expenses in the first nine months of 2010 were € 2.7 billion, an increase of € 705 million, or 35%. The increase in PWM was € 711 million, mainly related to the consolidation of Sal. Oppenheim/BHF, continued investments in PWM’s IT platform and higher performance related compensation. In AM, noninterest expenses were slightly down compared to the prior year period.
In the first nine months of 2010, AWM recorded an income before income taxes of € 135 million, after a net loss of € 187 million related to Sal. Oppenheim/BHF in PWM. Excluding this impact and excluding the RREEF impairment charges in 2009, results were significantly improved compared to the first nine months of 2009, driven by a more favorable market environment and efficiency achievements.
Invested assets in AWM increased by € 160 billion to € 846 billion in the first nine months of 2010. In PWM, invested assets increased by € 124 billion to € 313 billion. This reflects € 113 billion from Sal. Oppenheim/BHF. AM’s invested assets increased by € 37 billion to € 532 billion. This resulted mainly from foreign currency movements and market appreciation.
Private & Business Clients Corporate Division (PBC)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	1,455	1,389	5	4,312	4,185	3

Provision for credit losses	165	209	(21)	506	591	(14)

Noninterest expenses	1,045	1,031	1	3,139	3,183	(1)

Noncontrolling interests	(0)	0	N/M	0	0	N/M

Income before income taxes	245	149	64	667	411	62

N/M — Not meaningful
2010 to 2009 Three Months Comparison
Net revenues in the third quarter 2010 were € 1.5 billion, up € 66 million, or 5%, compared to the third quarter 2009. Revenues from discretionary portfolio management/fund management decreased by € 8 million, or 11%, driven by lower customer activity. Advisory/Brokerage revenues were up by € 44 million, or 24%, due to both higher securities brokerage and higher sales of pension related insurance products. Credit products revenues decreased € 36 million, or 6%, compared to the third quarter 2009, driven by lower margins, partly offset by higher loan volumes. Revenues from deposits and payment services were a record for a quarter and improved by € 51 million, or 12%, compared to the third quarter 2009, driven by increased deposit margins. Revenues from other products increased by € 16 million, or 19%, compared to the same period last year, mainly driven by a gain on the disposal of an available for sale security position. This development was partly offset by the expected normalization of results from PBC’s asset and liability management function.

Management Report     Financial and Operating Review
Provision for credit losses was € 165 million in the third quarter 2010, down € 44 million, or 21%, compared to the same quarter last year. Measures taken on portfolio and country level led to reductions in provision for credit losses throughout all major portfolios.
Noninterest expenses were € 1.0 billion in the third quarter 2010, an increase of € 15 million, or 1%, compared to the third quarter 2009. The third quarter 2010 included expenses for strategic projects.
Income before income taxes was € 245 million in the quarter, an increase of € 96 million compared to the third quarter 2009.
Invested assets were € 194 billion as of September 30, 2010, up by € 2 billion during the third quarter 2010, mainly reflecting market appreciation.
PBC’s total number of clients remained unchanged at 14.5 million.
2010 to 2009 Nine Months Comparison
Net revenues in the first nine months of 2010 were € 4.3 billion, up € 127 million, or 3%, compared to the first nine months of 2009. Revenues from discretionary portfolio management/fund management increased by € 55 million, or 30%, benefiting from more stable revenue flows. Advisory/Brokerage revenues grew by € 38 million, or 6%, mainly due to higher sales of pension related insurance products. Credit products revenues remained virtually unchanged compared to the first nine months of 2009, with lower margins offset by higher volumes, mainly in mortgages. Deposits and payment services increased by € 118 million, or 9%, driven by the widening of deposit margins. Revenues from other products decreased by € 82 million, or 24%, compared to the same period last year. This development was mainly driven by the expected normalization of results from PBC’s asset and liability management function.
Provision for credit losses was € 506 million in the first nine months of 2010, down € 86 million, or 14%, compared to the first nine months of 2009. Measures taken on portfolio and country level led to a significant reduction of net credit costs in Spain and India. Revised parameter and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as lower levels of provisions for credit losses of € 28 million in the first quarter 2010.
Noninterest expenses were € 3.1 billion in the first nine months of 2010, a decrease of € 44 million, or 1%, compared to the first nine months of 2009. Severance payments were significantly lower in the first nine months of 2010, compared to the same period in 2009, which was impacted by the implementation of measures to improve platform efficiency. Noninterest expenses in the first nine months of 2010 included € 31 million for strategic projects. In addition, performance related compensation was increased in line with divisional performance.

Management Report     Financial and Operating Review
Income before income taxes was € 667 million in the first nine months of 2010, an increase of € 257 million, or 62%, compared to the first nine months of 2009.
Invested assets were € 194 billion as of September 30, 2010, essentially unchanged compared to December 31, 2009, with € 2 billion outflows, mainly related to maturities of time deposits, and an increase of € 1 billion due to market appreciation.
PBC’s total number of clients was 14.5 million. During the first nine months of 2010, PBC’s client flows were net 67 thousand negative, in particular related to the aforementioned maturities in time deposits.
Corporate Investments Group Division (CI)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	(2,164)	242	N/M	(1,968)	1,055	N/M

Provision for credit losses	(0)	7	N/M	(10)	6	N/M

Noninterest expenses	173	117	48	396	490	(19)

Noncontrolling interests	(0)	0	N/M	(1)	(0)	N/M

Income (loss) before income taxes	(2,337)	117	N/M	(2,353)	559	N/M

N/M — Not meaningful
2010 to 2009 Three Months Comparison
Net revenues were negative € 2.2 billion in the third quarter 2010 and included the aforementioned Postbank-related charge of € 2.3 billion. In the third quarter 2009, net revenues were € 242 million. These included € 154 million related to Postbank and € 110 million arising from the reduction of our stake in Daimler AG, partly offset by mark-to-market losses on our option to increase our share in Hua Xia Bank Co. Ltd.
Noninterest expenses were € 173 million in the third quarter 2010 versus € 117 million in the third quarter 2009. The increase was mainly due to expenses related to space and building optimization and higher operating costs related to our consolidated investments Maher Terminals LLC (“Maher”) and The Cosmopolitan Resort and Casino property.
Loss before income taxes was € 2.3 billion in the third quarter 2010, compared to an income before income taxes of € 117 million in the same period of the prior year.

Management Report     Financial and Operating Review
2010 to 2009 Nine Months Comparison
Net revenues in the first nine months of 2010 were negative € 2.0 billion after the Postbank-related charge of € 2.3 billion. In the first nine months of 2009, net revenues of € 1.1 billion reflected a positive impact of € 1.0 billion from the Postbank transaction. This mainly represented mark-to-market gains on derivatives related to the acquisition of shares and on put/call options to increase our investment.

Noninterest expenses were € 396 million in the first nine months of 2010, a decrease of € 94 million compared to the first nine months of 2009. This development was mainly due to the non-recurrence of a goodwill impairment charge of € 151 million on our investment in Maher recorded in 2009. Partly offsetting were the aforementioned expenses related to space and building optimization and increased operating costs in 2010.
Loss before income taxes was € 2.4 billion in the first nine months of 2010, compared to an income before income taxes of € 559 million in the same period of the prior year.
Consolidation & Adjustments (C&A)

	Three months ended			Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Change in %	Sep 30, 2010	Sep 30, 2009	Change in %
Net revenues	(341)	(263)	29	(440)	(46)	N/M

Provision for credit losses	(0)	(0)	N/M	(0)	(0)	N/M

Noninterest expenses	4	20	(81)	38	86	(55)

Noncontrolling interests	4	(16)	N/M	(17)	4	N/M

Income (loss) before income taxes	(349)	(267)	30	(461)	(136)	N/M

N/M — Not meaningful
2010 to 2009 Three Months Comparison
Loss before income taxes was € 349 million in the third quarter 2010 compared to a loss of € 267 million in the prior year quarter. The result in both periods included significant negative effects from different accounting methods used for management reporting and IFRS for economically hedged positions. In both periods, these effects were mainly driven by euro and U.S. dollar interest rate movements. The higher loss before income taxes in the third quarter 2010 was driven by the non-recurrence of interest income on taxes related to the positive outcome of tax audit settlements in the third quarter 2009.
2010 to 2009 Nine Months Comparison
In the first nine months of 2010, loss before income taxes in C&A was € 461 million compared to a loss of € 136 million in the first nine months of 2009. This development was mainly due to the non-recurrence of gains of € 459 million in 2009 from derivative contracts used to hedge effects of share-based compensation plans on shareholders’ equity. Partly offsetting were higher fair value gains from the application of the fair value option on certain of our own debt.

Management Report     Financial and Operating Review
Financial Position
The table below shows information on our financial position.

in € m.	Sep 30, 2010	Dec 31, 2009
Cash and due from banks	11,989	9,346

Interest-earning deposits with banks	70,856	47,233

Central bank funds sold, securities purchased under resale agreements and securities borrowed	67,408	50,329

Trading assets	274,560	234,910

Positive market values from derivative financial instruments	819,830	596,410

Financial assets designated at fair value through profit or loss[1]	162,362	134,000

Loans	279,826	258,105

Brokerage and securities related receivables	172,045	93,452

Remaining assets	98,872	76,879

Total assets	1,957,748	1,500,664

Deposits	398,641	344,220

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	50,272	51,059

Trading liabilities	73,786	64,501

Negative market values from derivative financial instruments	800,539	576,973

Financial liabilities designated at fair value through profit or loss[2]	134,928	73,522

Other short-term borrowings	54,571	42,897

Long-term debt	143,889	131,782

Brokerage and securities related payables	182,167	110,797

Remaining liabilities	79,416	66,944

Total liabilities	1,918,209	1,462,695

Total equity	39,539	37,969

1	Includes securities purchased under resale agreements designated at fair value through profit or loss of € 110,958 million and € 89,977 million and securities borrowed designated at fair value through profit or loss of € 25,317 million and € 19,987 million as of September 30, 2010 and December 31, 2009, respectively.

2	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 112,149 million and € 52,795 million as of September 30, 2010 and December 31, 2009, respectively.
Assets and Liabilities
As of September 30, 2010, total assets were € 1,958 billion. The increase of € 457 billion, or 30%, compared to December 31, 2009, was primarily driven by positive market values from derivative financial instruments, foreign exchange effects, brokerage and securities related receivables as well as the consolidation of Sal. Oppenheim/BHF and parts of the commercial banking activities in the Netherlands acquired from ABN AMRO. Total liabilities were up by € 456 billion to € 1,918 billion.
The shift in foreign exchange rates and in particular between the U.S. dollar and the euro contributed more than 10 % to the overall increase of our balance sheet during the first nine months of 2010.
Positive and negative market values from derivative financial instruments were up by € 223 billion and € 224 billion respectively, predominantly driven by decreasing long-term interest rates. Brokerage and securities related receivables and payables were up € 79 billion and € 71 billion, respectively, compared to December 31, 2009, as volumes increased in the course of the year from traditionally lower year end levels.

Management Report     Financial and Operating Review
Trading assets and trading liabilities were higher by € 40 billion and € 9 billion, respectively. Financial positions designated at fair value through profit or loss were up € 28 billion in assets and up € 61 billion in liabilities, mainly from securities purchased under resale agreements and securities sold under repurchase agreements, respectively.
Interest earning deposits with banks were up € 24 billion versus December 31, 2009. Loans increased € 22 billion to € 280 billion, partly due to foreign exchange effects as well as the above mentioned consolidations. Deposits were up € 54 billion, also driven by the consolidations as well as by an increase of deposits from banks in CB&S. Long-term debt was € 144 billion as of September 30, 2010, up € 12 billion compared to December 31, 2009.
Balance Sheet Management
We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function within Finance has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.
As of September 30, 2010, our leverage ratio according to our target definition was 25, up from the year end 2009 level at 23, in line with our leverage ratio target of 25, with the observed increase in our adjusted assets being only partially compensated by higher adjusted equity. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 50 at September 30, 2010, compared to 40 at the end of 2009, in line with the increase in total assets under IFRS. For a tabular presentation of our leverage ratios and the adjustments made for the values according to our target definition please see section “Leverage Ratio (Target Definition)” within “Other Information” of this Interim Report.
Fair Value Hierarchy — Valuation Techniques with Unobservable Parameters
Financial instruments carried at fair value are categorized under the three levels of the IFRS fair value hierarchy depending upon whether their values were determined based upon quoted prices in an active market (“Level 1”), valuation techniques with observable parameters (“Level 2”) or valuation techniques with one or more significant unobservable parameters (“Level 3”). Level 3 assets include complex OTC derivatives, illiquid loans and certain structured bonds.

Management Report     Financial and Operating Review
Total Level 3 assets were € 47 billion as of September 30, 2010, which was equivalent to 4 % of total fair value assets (versus € 58 billion, or 5%, as of June 30, 2010). The decrease in Level 3 assets of € 11 billion during the three months ended September 30, 2010 was mainly attributable to the transfer of certain derivative assets from Level 3 into Level 2 due to improved observability of underlying market data used to value these assets. In addition, the tightening of credit spreads and the foreign exchange effect of translating certain U.S. dollar denominated assets into euro have also contributed to the reduction.
Total Level 3 liabilities were € 13 billion as of September 30, 2010 which was equivalent to 1 % of total fair value liabilities (versus € 20 billion, or 2%, as of June 30, 2010). The decrease in Level 3 liabilities of € 7 billion during the three months ended September 30, 2010 was mainly attributable to the transfer of certain derivative liabilities from Level 3 into Level 2 due to improved observability of underlying market data used to value these liabilities.
Equity
As of September 30, 2010, total equity was € 39.5 billion, an increase of € 1.6 billion, or 4%, compared to € 38.0 billion as of December 31, 2009. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 1.7 billion (after the Postbank-related charge of € 2.3 billion) and net gains not recognized in the income statement of € 923 million, partly offset by cash dividends paid of € 465 million and a reduction in noncontrolling interests of € 291 million. The aforementioned net gains not recognized in the income statement were mainly due to positive effects from exchange rate changes of € 789 million (in particular changes in the U.S. dollar) and to net unrealized gains of € 267 million on financial assets available for sale.
Regulatory Capital
The Bank’s Tier 1 capital ratio was 11.5 % as of September 30, 2010, up from 11.3 % at the end of the second quarter 2010 and well above our published target of 10%. The Tier 1 ratio was negatively impacted in the third quarter by the Postbank-related charge by a total of 0.4 % due to the reduction of net income, partially offset by the reduction of the capital deduction for the investment in Postbank and a reduction of risk-weighted assets. The core Tier 1 ratio, which excludes hybrid capital instruments, was 7.6 % as of September 30, 2010, compared to 7.5 % at the end of the second quarter 2010. Tier 1 capital as of September 30, 2010 was € 31.8 billion, € 2.5 billion lower than at the end of the second quarter 2010. In addition to the Postbank-related charge, Tier 1 capital was mainly impacted by changes in foreign exchange rates, largely offset by net income not related to the aforementioned charge. Risk-weighted assets were € 277 billion as of September 30, 2010, € 26 billion lower than at the end of the second quarter 2010, reflecting changes in foreign exchange rates, the Postbank-related charge and further reductions in credit risk and market risk.

Management Report     Financial and Operating Review
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
We consolidate some SPEs for both financial reporting and German regulatory purposes. In all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note [1] of our Financial Report 2009.
Total Assets in Consolidated SPEs
These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 18 of this Interim Report.

Sep 30, 2010	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	—	293	15,380	—	29	15,702

Group sponsored securitizations	3,269	—	1,115	2	21	4,407

Third party sponsored securitizations	193	—	512	2	19	726

Repackaging and investment products	6,387	1,791	23	1,751	638	10,590

Mutual funds	5,368	38	5	264	550	6,225

Structured transactions	2,619	98	5,213	43	390	8,363

Operating entities	1,882	3,810	1,915	465	3,111	11,183

Other	226	87	552	189	318	1,372

Total	19,944	6,117	24,715	2,716	5,076	58,568

1	Fair value of derivative positions was € 283 million.

Management Report     Financial and Operating Review

Jun 30, 2010	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	—	309	15,640	—	32	15,981

Group sponsored securitizations	3,577	—	1,123	4	56	4,760

Third party sponsored securitizations	212	—	552	3	79	846

Repackaging and investment products	6,080	2,030	35	1,801	600	10,546

Mutual funds	5,799	56	—	651	635	7,141

Structured transactions	2,730	113	5,217	67	354	8,481

Operating entities	1,949	3,654	2,133	528	3,248	11,512

Other	308	207	633	60	444	1,652

Total	20,655	6,369	25,333	3,114	5,448	60,919

1	Fair value of derivative positions was € 240 million.
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 18.

Maximum unfunded exposure remaining
in € bn.	Sep 30, 2010	Jun 30, 2010
Category:
Group sponsored ABCP conduits	2.9	2.7

Third party ABCP conduits[1]	2.3	2.7

Third party sponsored securitizations
U.S.[2]	3.9	4.5
non-U.S.	1.1	0.9

Guaranteed mutual funds[3]	11.1	12.0

Real estate leasing funds	0.8	0.8

1	Decrease due to draw downs on existing facilities, termination of credit facilities and the effect of foreign exchange translation.

2	Decrease mainly due to expiry of certain facilities during the period.

3	Decrease due to cash outflows during the period.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management Report     Financial and Operating Review
Management Board
Anshuman Jain assumed Michael Cohrs’ responsibility for Global Banking on July 1, 2010, and has since been the sole Head of the Corporate and Investment Bank Group Division. Until he retired from the Management Board on September 30, 2010, Michael Cohrs continued to work in his capacity as Management Board member to ensure a smooth transition.
Significant Transactions
In the first nine months of 2010, we completed the full acquisition of the Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands. In addition, we announced the signing of a binding agreement to increase our existing stake in Hua Xia Bank Co. Ltd., which, subject to regulatory approvals and final settlement of the transaction, will rise from 17.12 % to 19.99%. On October 7, 2010, we submitted a voluntary public takeover offer to shareholders of Deutsche Postbank AG (“Postbank”) to acquire their no par value registered shares. With the intent to acquire a majority shareholding in Postbank, we expect to consolidate Postbank Group in the fourth quarter 2010. On September 22, 2010, the European Commission approved the restructuring of the loans to Actavis Group hF. held by us. The restructuring is expected to complete prior to the end of 2010, once all anti-trust consents have been obtained and following completion of other conditions precedent.
These transactions affect our current and future results. For further detail, please refer to the section “Other Financial Information” of this Interim Report.
Events after the Balance Sheet Date
On October 6, 2010, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions. Net proceeds from the issue amounted to € 10.0 billion (after estimated expenses of about € 0.2 billion, net of tax). Please refer to the section “Events after the Balance Sheet Date” within “Other Financial Information” for additional information on the capital increase.

Management Report     Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework, which has remained principally unchanged, can be found in our Financial Report 2009. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations during the credit crisis are disclosed in the section “Update on Key Credit Market Exposures” included within this report on page 18.
Credit Exposure
We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.
—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
Corporate Credit Exposure
The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

Corporate credit exposure
credit risk profile			Irrevocable lending
by creditworthiness category	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
in € m.	Sep 30, 2010	Dec 31, 2009	Sep 30, 2010	Dec 31, 2009	Sep 30, 2010	Dec 31, 2009	Sep 30, 2010	Dec 31, 2009	Sep 30, 2010	Dec 31, 2009
AAA—AA	26,670	28,134	21,634	22,211	16,968	6,573	26,550	23,966	91,822	80,884

A	35,305	29,634	28,079	22,758	13,761	13,231	15,452	13,793	92,597	79,416

BBB	53,197	46,889	32,052	28,814	14,435	15,753	9,043	7,600	108,727	99,056

BB	50,807	43,401	19,813	23,031	11,614	9,860	11,695	12,785	93,929	89,077

B	9,562	9,090	7,248	5,935	4,514	4,290	3,073	1,952	24,397	21,267

CCC and below	15,350	14,633	1,408	1,376	1,642	2,476	2,772	4,444	21,172	22,929

Total	190,891	171,781	110,234	104,125	62,934	52,183	68,585	64,540	432,644	392,629

1	Includes impaired loans mainly in category CCC and below amounting to € 4.9 billion both as of September 30, 2010 and as of December 31, 2009.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 4.4 billion as of September 30, 2010 and € 2.9 billion as of December 31, 2009.

3	Includes the effect of netting agreements and cash collateral received where applicable.

Management Report     Risk Report
The above table shows an overall increase in our corporate credit exposure primarily reflecting increases of € 26 billion due to the acquisition of Sal. Oppenheim/BHF and parts of ABN AMRO’s commercial banking activities in the Netherlands and € 12 billion due to foreign exchange rate changes.
Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure		90 days or more past due		Net credit costs
	in € m.		as a % of total exposure		as a % of total exposure
	Sep 30, 2010	Dec 31, 2009	Sep 30, 2010	Dec 31, 2009	Sep 30, 2010	Dec 31, 2009
Consumer credit exposure Germany:	60,684	59,804	1.90	1.73	0.57	0.55
Consumer and small business financing	13,030	13,556	3.33	2.72	1.83	1.69
Mortgage lending	47,654	46,248	1.51	1.44	0.22	0.22

Consumer credit exposure outside Germany	31,907	29,864	3.84	3.37	0.92	1.27

Total consumer credit exposure[1]	92,591	89,668	2.57	2.28	0.69	0.79

1	Includes impaired loans amounting to € 2.6 billion as of September 30, 2010 and € 2.3 billion as of December 31, 2009.
The volume of our consumer credit exposure rose by € 2.9 billion, or 3.3%, from year end 2009 to September 30, 2010, driven by our mortgage lending activities, with volume growth in Germany (up € 880 million), as well as outside Germany (up € 2.0 billion) with strong growth in Poland (up € 774 million), Italy (up € 554 million) and Portugal (up € 377 million). Measures taken on portfolio and country level led to a significant reduction of net credit costs in Spain and India. Revised parameter and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provision for credit losses of € 28 million for the first quarter 2010.
Problem Loans and IFRS Impaired Loans
Our problem loans consist mainly of our impaired loans. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively. The second component of our problem loans are nonimpaired problem loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or where the loans are 90 days or more past due but for which the accrual of interest has not been discontinued.

Management Report     Risk Report
We continue to monitor and report our problem loans in line with SEC industry guidance. Our problem loans comprise nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the contractual loan repayment terms are included in our problem loans, even if no loss has been incurred.
With the acquisition of Sal. Oppenheim/BHF and parts of the commercial banking activities in the Netherlands from ABN AMRO, we acquired certain loans for which a specific allowance had been established beforehand by Sal. Oppenheim/BHF or ABN AMRO, respectively. These loans were taken on to our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered problem loans.
The following two tables show the breakdown of our problem loans and IFRS impaired loans.

Sep 30, 2010							Problem
	Impaired loans			Nonimpaired problem loans			loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	848	4,023	4,871	298	1,332	1,630	6,501

Nonaccrual loans	825	3,848	4,673	179	591	770	5,443

Loans 90 days or more past due and still accruing	—	—	—	50	10	60	60

Troubled debt restructurings	23	175	198	69	731	800	998

Collectively assessed	910	1,668	2,578	287	32	319	2,897

Nonaccrual loans	909	1,552	2,461	—	—	—	2,461

Loans 90 days or more past due and still accruing	—	—	—	271	8	279	279

Troubled debt restructurings	1	116	117	16	24	40	157

Total problem loans	1,758	5,691	7,449	585	1,364	1,949	9,398

thereof: IAS 39 reclassified problem loans	81	2,627	2,708	—	535	535	3,243

Management Report     Risk Report

Dec 31, 2009							Problem
	Impaired loans			Nonimpaired problem loans			loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	758	4,145	4,903	304	1,037	1,341	6,244

Nonaccrual loans	707	4,027	4,734	200	1,003	1,203	5,937

Loans 90 days or more past due and still accruing	—	—	—	50	5	55	55

Troubled debt restructurings	51	118	169	54	29	83	252

Collectively assessed	907	1,391	2,298	274	97	371	2,669

Nonaccrual loans	905	1,281	2,186	—	—	—	2,186

Loans 90 days or more past due and still accruing	—	—	—	260	6	266	266

Troubled debt restructurings	2	110	112	14	91	105	217

Total problem loans	1,665	5,536	7,201	578	1,134	1,712	8,913

thereof: IAS 39 reclassified problem loans	28	2,750	2,778	—	159	159	2,937

The € 485 million, or 5%, increase in our total problem loans in the first nine months of 2010 was due to a € 945 million gross increase of problem loans and a € 167 million increase as a result of exchange rate movements, partly offset by € 627 million of charge-offs. The increase in problem loans is mainly attributable to our individually assessed loans with a € 372 million gross increase, mainly in nonimpaired problem loans and a € 153 million increase as a result of exchange rate movements, which is partly offset by charge-offs of € 269 million. For collectively assessed problem loans, gross increases of € 573 million and exchange rate movements of € 13 million were partly offset by charge-offs of € 358 million. Included in the € 2.9 billion of collectively assessed problem loans as of September 30, 2010 are € 2.5 billion of loans that are 90 days or more past due as well as € 431 million of loans that are less than 90 days or not past due.
Our problem loans included € 3.2 billion of problem loans among the loans reclassified to the banking book as permitted by IAS 39. For these loans we recorded gross increases in problem loans of € 272 million and a € 52 million increase as a result of exchange rate movements, partially offset by charge-offs of € 18 million.

Management Report     Risk Report
Allowance for Credit Losses
Our allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions. The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for	Nine months ended			Nine months ended
loan losses	Sep 30, 2010			Sep 30, 2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938

Provision for loan losses	371	536	907	1,351	698	2,049

Net charge-offs	(239)	(280)	(519)	(372)	(313)	(685)
Charge-offs	(269)	(358)	(627)	(399)	(404)	(803)
Recoveries	30	78	108	27	91	118

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(67)	(7)	(74)	(86)	(36)	(122)

Balance, end of period	2,094	1,563	3,657	1,870	1,310	3,180

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for	Nine months ended			Nine months ended
off-balance sheet positions	Sep 30, 2010			Sep 30, 2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	83	124	207	98	112	210

Provision for off-balance sheet positions	(19)	(20)	(39)	20	1	21

Usage[1]	—	—	—	(44)	—	(44)

Changes in the group of consolidated companies	9	—	9	—	—	—

Exchange rate changes[1]	1	5	6	7	(1)	6

Balance, end of period	74	109	183	81	112	193

1	A € 2 million reduction of the allowance for off-balance sheet allowances previously disclosed for the nine months ended September 30, 2009, under exchange rate changes related specifically to exchange rate changes of the usage and has been reallocated accordingly.
During the first nine months of 2010, provision for credit losses was € 868 million, versus € 2.1 billion in the first nine months of 2009. In CIB, provision for credit losses was € 346 million, thereof € 284 million related to assets reclassified in accordance with IAS 39, versus € 1.5 billion in the first nine months of 2009. This decrease was driven primarily by lesser charges taken in respect of the aforementioned reclassifications, especially with regard to high specific charges in 2009, and reflected the slightly stronger credit environment. In PCAM, provision for credit losses was € 532 million, versus € 605 million in the first nine months of 2009, predominantly reflecting lower provisions in PBC. This development included a lower level of provision for credit losses of € 28 million in the first quarter 2010 and a one-time release of allowance for loan losses of € 60 million in the first quarter 2009, both in relation to revised parameter and model assumptions in the prior year.

Management Report     Risk Report
Market Risk of Trading Portfolios
The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of			Diversification						Foreign exchange		Commodity price
trading units[1,2]	Total		effect		Interest rate risk		Equity price risk		risk		risk
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Average[3]	101.7	126.8	(40.2)	(61.6)	88.5	117.6	20.7	26.9	20.9	28.7	11.8	15.1

Maximum[3]	126.4	180.1	(63.5)	(112.3)	113.0	169.2	33.6	47.3	41.5	64.4	19.3	34.7

Minimum[3]	75.0	91.9	(26.4)	(35.9)	72.2	83.2	13.6	14.5	10.8	11.9	6.2	8.5

Period-end[4]	88.3	121.0	(63.2)	(65.7)	80.0	111.0	25.2	37.0	29.6	23.9	16.7	14.8

1	All figures for 1-day holding period and 99 % confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2010 and the full year 2009, respectively.

4	Figures for 2010 as of September 30, 2010 and figures for 2009 as of December 31, 2009.
The decrease in our average value-at-risk observed in the first nine months of 2010 was driven by lower levels of risk exposure across asset classes as well as the lower levels of volatility in the one year market data set used in value-at-risk. During the first nine months of 2010 our trading units achieved a positive actual income for 94 % of the trading days compared to 91 % in 2009.
Liquidity Risk
The following table shows the composition of our external funding sources that contribute to the liquidity risk position as of September 30, 2010 and December 31, 2009, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources
in € bn. (unless stated otherwise)	Sep 30, 2010		Dec 31, 2009
Capital Markets and Equity	171	19%	164	21%

Retail	163	18%	153	20%

Transaction Banking	109	12%	100	13%

Other Customers[1]	120	13%	118	15%

Discretionary Wholesale	96	10%	51	7%

Secured Funding and Shorts	230	25%	165	21%

Financing Vehicles[2]	30	3%	26	3%

Total external funding	919	100%	777	100%

1	Other includes fiduciary, self-funding structures (e.g., X-markets), margin/prime brokerage cash balances (shown on a net basis).

2	Includes ABCP conduits.
The increase in the volume of secured financing activities accompanied by growth in discretionary wholesale funding during the first nine months of the year 2010 is mainly a reflection of our growth in cash and liquid trading assets within our Corporate Banking & Securities Corporate Division. Overall increases in our funding sources were also impacted by significant foreign exchange rate movements during the reporting period. The overall volume of stable funding (e.g. capital markets and retail) increased as a result of the acquisition of Sal. Oppenheim/BHF and parts of ABN AMRO’s commercial banking activities in the Netherlands as well as our capital markets issuance activities. Regular stress test analyses seek to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress.

Management Report     Risk Report
Capital Management
The 2009 Annual General Meeting granted our management the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from January 1, 2010 until the 2010 Annual General Meeting, 11.1 million shares (or 2 % of shares issued) were purchased, which were used for equity compensation purposes. The purchases were executed in January and February 2010. The 2010 Annual General Meeting granted our management the authority to buy back up to 62.1 million shares before the end of November 2014. During the period from the 2010 Annual General Meeting until September 30, 2010, 11.6 million shares were purchased. Of these 8.0 million shares were used for equity compensation purposes and 3.6 million shares were used to increase our Treasury position for later use for future share-based compensation.
Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of September 30, 2010, amounted to € 10.8 billion compared to € 10.6 billion as of December 31, 2009. This increase was mainly due to foreign exchange effects of the strengthened U.S. dollar to our U.S. dollar denominated hybrid Tier 1 capital. We raised € 0.1 billion hybrid Tier 1 capital during the first nine months of 2010 by increasing an outstanding issue.
In September 2010 we issued € 0.2 billion of lower Tier 2 capital, in addition to € 1.0 billion issued in June 2010. Qualified subordinated liabilities as of September 30, 2010, amounted to € 8.5 billion compared to € 7.1 billion as of December 31, 2009.
On October 6, 2010, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions. Net proceeds from the issue amounted to € 10.0 billion (after estimated expenses of about € 0.2 billion, net of tax). Please refer to the section “Events after the Balance Sheet Date” within “Other Financial Information” of this Interim Report for additional information on the capital increase.
Overall Risk Position
To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Management Report     Risk Report
The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified.

Economic capital usage by risk type
in € m.	Sep 30, 2010	Dec 31, 2009
Credit risk	9,749	7,453

Market Risk	13,120	12,515
Trading market risk	6,260	4,613
Nontrading market risk	6,860	7,902

Operational risk	3,664	3,493

Diversification benefit across credit, market and operational risk	(3,391)	(3,166)

Economic capital usage for credit, market and operational risk	23,142	20,295

Business risk	873	501

Total economic capital usage	24,015	20,796

As of September 30, 2010, our economic capital usage totaled € 24.0 billion, which is € 3.2 billion, or 15%, above the € 20.8 billion economic capital usage as of December 31, 2009. The higher overall economic capital usage is mainly attributable to increases in credit risk and changes in market risk. The increase in credit risk economic capital usage of € 2.3 billion for the first nine months of 2010 primarily reflected the acquisition of Sal. Oppenheim/BHF and parts of ABN AMRO’s commercial banking activities in the Netherlands as well as refinements in our credit risk model. The overall market risk economic capital usage increase primarily reflected methodology related increases in trading market risk being partially offset by lower nontrading market risk. In economic capital usage for nontrading market risk, reductions in relation to our stake in Deutsche Postbank AG were partially offset by increases in relation to the above mentioned acquisitions and other positions.
A primary measure we use to assess our risk bearing capacity is a ratio of our active book equity divided by the economic capital plus goodwill and intangibles. As described in Note [36] of our Financial Report 2009, active book equity, which was € 38.3 billion as of September 30, 2010, is calculated by adjusting total shareholders’ equity for unrealized net gains (losses) on financial assets available for sale and on cash flow hedges as well as for accrued future dividends. A ratio of more than 100 % signifies that the active book equity adequately exceeds the aforementioned risk positions. This ratio was 107 % as of September 30, 2010, compared to 118 % as of December 31, 2009, as effects from the acquisition of Sal. Oppenheim/BHF and parts of ABN AMRO’s commercial banking activities in the Netherlands on the economic capital and goodwill overcompensated for the increase of active book equity through retained earnings and foreign exchange effects.

Management Report     Outlook
Outlook
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in the Financial Report 2009.
The dynamic recovery in the global economy up until the middle of the year has recently slowed. Global GDP is nevertheless likely to expand by 4.5 % in 2010, with the momentum easing slightly in 2011, to just under 4%. The emerging markets of Asia and Latin America in particular are benefiting from the recovery of world trade and robust demand at home. In Asia, growth looks set to reach almost 9 % in the current year and nearly 7.5 % in 2011, with China posting nearly 9.5 % growth this year alone. Even though the recent U.S. labor market figures remained weak, we expect U.S. GDP to grow by around 3 % in 2010 and again in 2011. Japan’s GDP is in fact expected to shrink again in the second half of the year and to stagnate in 2011. In the euro area, fiscal consolidation efforts will probably cap growth at nearly 1.5 % this year and at 1 % in 2011, with Germany boasting the best growth performance among the G7 countries at almost 3.5 % in 2010. It is likely to continue its above-average performance in 2011 at 1.75%. Cyclical risks may be lurking in the U.S. in particular, but the weaker sentiment indicated by surveys of purchasing managers also in China could point to a less dynamic pace of expansion. However, we believe that worries about the industrialized countries sliding into recession again (a “double dip” scenario) may be overdone. In Europe, despite implementation of the stabilization program, initial progress on fiscal austerity measures, and successful sovereign issuance, setbacks that may undermine confidence in government finances and the banking system cannot be ruled out.
The banking sector outlook for the remainder of the year has become more discernible over the last few weeks. A number of caveats no longer apply or have become less important. Although the macroeconomic outlook remains uncertain regarding the strength and resilience of the current upswing, fears of a relapse into recession have been assuaged. Refinancing has become somewhat easier for many banks. Moreover, the risks resulting from rapidly rising government debt in many industrial countries have been reduced, due to determined political action. First and foremost, however, the imminent changes to the legal framework governing liquidity and capital levels (“Basel III”) have become much clearer. Regulatory risks have decreased due to greater transparency regarding future regulation and moderate adjustments to the original drafts, in terms of both the extent of the changes and the timeframe for their implementation. Open issues remain, though, such as the future legal and regulatory framework for dealing with the failure of systemically important institutions.

Management Report     Outlook
With regard to capital market activities, banks could benefit from greater momentum in M&A and IPOs over the last few months of the year. By contrast, securities trading will probably remain volatile: high corporate earnings continue to buoy stock markets, while fiscal austerity measures and ongoing concern over a slowdown in growth in a number of important countries are affecting sentiment. Hence, we expect trading volumes to remain below average. Bond markets have seen valuations and therefore risks of a downward correction increase considerably over the course of the year. At the same time, however, central banks are still providing abundant liquidity and some of them have declared their willingness to take even further measures to jumpstart the economy.
In the lending business, a further normalization of default rates will likely support bank earnings. Broad-based, strong volume growth is unlikely, however, as many households as well as enterprises are still far from having completed the necessary deleveraging process.
The outlook for Deutsche Bank Group continues to be influenced by the factors and trends which we described in the “Outlook” section of our Financial Report 2009 and in particular by proposed changes in the regulatory framework. We previously identified a potential for income before income taxes from our core businesses (excluding Corporate Investments and Consolidation & Adjustments) of € 10 billion in 2011. While some of the environmental variables are in line with or ahead of our assumptions, others have not yet reached the expected levels, particularly with respect to the normalization of interest rates. With respect to our complexity reduction program we have now identified measures which target the 2011 exit rate of € 1 billion in annual efficiency gains.
The takeover offer for Deutsche Postbank AG shares and the intended consolidation of Deutsche Postbank Group mark tangible progress on one of our stated priorities in Phase 4 of our Management Agenda, namely to focus on core PCAM businesses and home market leadership. The planned acquisition is expected to promote the continued success of our private clients banking business, expand our strong position in our home market and enable us to take a leading position in the European retail banking sector. We expect that the combined market share of the two banks will attain the critical mass required for a profitable business. We also anticipate that the consolidation and integration of Deutsche Postbank Group will enhance our revenue mix and funding mix.
Related to this acquisition, we have resolved to implement a capital increase from authorized capital against cash contributions. The gross proceeds from the issue amount to € 10.2 billion. The capital increase is primarily intended to cover capital consumption from the planned consolidation of Deutsche Postbank Group and, in addition, to support our existing capital base. This also accommodates regulatory reforms and is expected to support future business growth.

Management Report     Outlook
We continue to assess the incremental capital demand from any potential bank levies, the Dodd-Frank Act in the U.S. and particularly the recently agreed Basel III measures. The new Basel III rules will require banks to maintain a minimum common equity capital ratio, including capital conservation buffer, of 7 % compared to the current ratio of 2%. We have indicated that we will fulfill the new requirements by 2013, significantly ahead of the 2019 deadline set by the new rules. We will continue to participate constructively in the discussions with regulators to promote a coordinated global approach to banking supervision.
Our focus on capital was one of the main reasons we came through the financial crisis in a position of relative strength. We intend to keep our strong capital base following the Postbank consolidation, both with regard to the new regulatory framework and future growth. We believe that this will help us to be well prepared for the many challenges – and opportunities – ahead.

Consolidated Financial Statements     Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Interest and similar income	6,700	5,955	21,398	21,985

Interest expense	3,285	2,822	10,337	12,245

Net interest income	3,415	3,133	11,061	9,740

Provision for credit losses	362	544	868	2,070

Net interest income after provision for credit losses	3,053	2,589	10,193	7,670

Commissions and fee income	2,567	2,284	7,614	6,708

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	833	1,666	3,523	6,541

Net gains (losses) on financial assets available for sale	167	97	185	(398)

Net income (loss) from equity method investments	(2,300)	31	(2,036)	50

Other income (loss)	303	27	792	(223)

Total noninterest income	1,570	4,105	10,078	12,678

Compensation and benefits	2,983	2,840	9,594	8,956

General and administrative expenses	2,528	2,175	7,078	6,361

Policyholder benefits and claims	160	364	302	428

Impairment of intangible assets	—	—	29	157

Restructuring activities	—	—	—	—

Total noninterest expenses	5,671	5,379	17,003	15,902

Income (loss) before income taxes	(1,048)	1,315	3,268	4,446

Income tax expense (benefit)	170	(78)	1,544	797

Net income (loss)	(1,218)	1,393	1,724	3,649

Net income (loss) attributable to noncontrolling interests	(5)	13	15	(9)

Net income (loss) attributable to Deutsche Bank shareholders	(1,213)	1,380	1,709	3,658

Earnings per Common Share

	Three months ended		Nine months ended
	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Earnings per common share[1]:

Basic	€(1.75)	€1.98	€2.45	€5.32

Diluted	€(1.75)	€1.92	€2.33	€5.14

Number of shares in million[1]:

Denominator for basic earnings per share — weighted-average shares outstanding	695.3	696.6	697.1	687.5

Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions[2]	695.3	720.8	734.1	712.3

1	The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus component of subscription rights issued in September 2010 in connection with the capital increase.

2	Due to the net loss situation for the three months ended September 30, 2010 potentially dilutive shares are generally not considered for the EPS calculation, because to do so would be anti-dilutive. Under a net income situation however, the number of adjusted weighted average shares after assumed conversions would have increased by 26.6 million shares for the three months ended September 30, 2010.

Consolidated Financial Statements     Consolidated Statement of Recognized Income and Expense (unaudited)
Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Net income (loss) recognized in the income statement	(1,218)	1,393	1,724	3,649

Actuarial gains (losses) related to defined benefit plans, net of tax	163	(223)	22	(512)

Net gains (losses) not recognized in the income statement, net of tax

Unrealized net gains (losses) on financial assets available for sale[1]:
Unrealized net gains (losses) arising during the period, before tax	112	375	333	295
Net (gains) losses reclassified to profit or loss, before tax	(35)	(65)	27	500

Unrealized net gains (losses) on derivatives hedging variability of cash flows[1]:
Unrealized net gains (losses) arising during the period, before tax	(56)	(69)	(162)	65
Net (gains) losses reclassified to profit or loss, before tax	1	1	3	5

Foreign currency translation[1]:
Unrealized net gains (losses) arising during the period, before tax	(1,446)	(531)	605	(177)
Net (gains) losses reclassified to profit or loss, before tax	3	—	2	—

Unrealized net gains (losses) from equity method investments	(138)	(142)	(34)	(150)

Tax on net gains (losses) not recognized in the income statement	(129)	(147)	175	(262)

Total net gains (losses) not recognized in the income statement, net of tax	(1,688)[2]	(578)[3]	949 [4]	276 [5]

Total recognized income and expense	(2,743)	592	2,695	3,413

Attributable to:
Noncontrolling interests	(41)	1	41	(5)
Deutsche Bank shareholders	(2,702)	591	2,654	3,418

1	Excluding unrealized net gains (losses) from equity method investments.

2	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between June 30, 2010 of € (1,205) million and September 30, 2010 of € (2,857) million, adjusted for changes in noncontrolling interests attributable to these components of € (36) million.

3	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between June 30, 2009 of € (4,013) million and September 30, 2009 of € (4,579) million, adjusted for changes in noncontrolling interests attributable to these components of € (12) million.

4	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2009 of € (3,780) million and September 30, 2010 of € (2,857) million, adjusted for changes in noncontrolling interests attributable to these components of € 26 million.

5	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and September 30, 2009 of € (4,579) million, adjusted for changes in noncontrolling interests attributable to these components of € 4 million.

Consolidated Financial Statements     Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)
Assets

in € m.	Sep 30, 2010	Dec 31, 2009
Cash and due from banks	11,989	9,346

Interest-earning deposits with banks	70,856	47,233

Central bank funds sold and securities purchased under resale agreements	22,596	6,820

Securities borrowed	44,812	43,509

Financial assets at fair value through profit or loss
Trading assets	274,560	234,910
Positive market values from derivative financial instruments	819,830	596,410
Financial assets designated at fair value through profit or loss	162,362	134,000

Total financial assets at fair value through profit or loss	1,256,752	965,320

Financial assets available for sale	25,553	18,819

Equity method investments	5,551	7,788

Loans	279,826	258,105

Property and equipment	3,276	2,777

Goodwill and other intangible assets	11,702	10,169

Other assets	215,508	121,538

Income tax assets[1]	9,327	9,240

Total assets	1,957,748	1,500,664

Liabilities and Equity

in € m.	Sep 30, 2010	Dec 31, 2009
Deposits	398,641	344,220

Central bank funds purchased and securities sold under repurchase agreements	43,813	45,495

Securities loaned	6,459	5,564

Financial liabilities at fair value through profit or loss
Trading liabilities	73,786	64,501
Negative market values from derivative financial instruments	800,539	576,973
Financial liabilities designated at fair value through profit or loss	134,928	73,522
Investment contract liabilities	7,510	7,278

Total financial liabilities at fair value through profit or loss	1,016,763	722,274

Other short-term borrowings	54,571	42,897

Other liabilities	237,622	154,281

Provisions	1,547	1,307

Income tax liabilities[1]	4,117	4,298

Long-term debt	143,889	131,782

Trust preferred securities	10,787	10,577

Obligation to purchase common shares	—	—

Total liabilities	1,918,209	1,462,695

Common shares, no par value, nominal value of € 2.56	1,589	1,589

Additional paid-in capital	14,662	14,830

Retained earnings	25,323	24,056

Common shares in treasury, at cost	(209)	(48)

Equity classified as obligation to purchase common shares	—	—

Net gains (losses) not recognized in the income statement, net of tax	(2,857)	(3,780)

Total shareholders’ equity	38,508	36,647

Noncontrolling interests	1,031	1,322

Total equity	39,539	37,969

Total liabilities and equity	1,957,748	1,500,664

1	Income tax assets and Income tax liabilities comprise both deferred and current taxes.

Consolidated Financial Statements     Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

					Equity
				Common	classified as
	Common			shares in	obligation to
	shares	Additional	Retained	treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings	at cost	common shares
Balance as of December 31, 2008	1,461	14,961	20,074	(939)	(3)

Total recognized income and expense[1]	—	—	3,658	—	—

Common shares issued	128	830	—	—	—

Cash dividends paid	—	—	(309)	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	(512)	—	—

Net change in share awards in the reporting period	—	(839)	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	1,315	—

Tax benefits related to share-based compensation plans	—	30	—	—	—

Common shares issued under share-based compensation plans	—	—	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(5)

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	5

Option premiums and other effects from options on common shares	—	(121)	(1)	—	—

Purchases of treasury shares	—	—	—	(20,119)	—

Sale of treasury shares	—	—	—	19,720	—

Net gains (losses) on treasury shares sold	—	(214)	—	—	—

Other	—	25	(1)	—	—

Balance as of September 30, 2009	1,589	14,672	22,909	(23)	(3)

Balance as of December 31, 2009	1,589	14,830	24,056	(48)	—

Total recognized income and expense[1]	—	—	1,709	—	—

Common shares issued	—	—	—	—	—

Cash dividends paid	—	—	(465)	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	22	—	—

Net change in share awards in the reporting period	—	(583)	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	1,418	—

Tax benefits related to share-based compensation plans	—	(13)	—	—	—

Common shares issued under share-based compensation plans	—	—	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(54)

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	54

Option premiums and other effects from options on common shares	—	(115)	—	—	—

Purchases of treasury shares	—	—	—	(11,815)	—

Sale of treasury shares	—	—	—	10,236	—

Net gains (losses) on treasury shares sold	—	(4)	—	—	—

Other	—	547	1	—	—

Balance as of September 30, 2010	1,589	14,662	25,323	(209)	—

1	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

2	Excluding unrealized net gains (losses) from equity method investments.

Consolidated Financial Statements     Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains	Unrealized net		Unrealized net	Total net gains
(losses) on financial	gains (losses) on		gains (losses)	(losses) not
assets available for sale,	derivatives hedging	Foreign currency	from equity	recognized in the	Total
net of applicable	variability of cash	translation,	method	income statement,	shareholders’	Noncontrolling
tax and other[2]	flows, net of tax[2]	net of tax[2]	investments	net of tax	equity	interests	Total equity
(855)	(346)	(3,628)	(22)	(4,851)	30,703	1,211	31,914

430	178	(185)	(151)	272	3,930	(5)	3,925

—	—	—	—	—	958	—	958

—	—	—	—	—	(309)	—	(309)

—	—	—	—	—	(512)	—	(512)

—	—	—	—	—	(839)	—	(839)

—	—	—	—	—	1,315	—	1,315

—	—	—	—	—	30	—	30

—	—	—	—	—	—	—	—

—	—	—	—	—	(5)	—	(5)

—	—	—	—	—	5	—	5

—	—	—	—	—	(122)	—	(122)

—	—	—	—	—	(20,119)	—	(20,119)

—	—	—	—	—	19,720	—	19,720

—	—	—	—	—	(214)	—	(214)

—	—	—	—	—	24	(114)	(90)

(425)	(168)	(3,813)	(173)	(4,579)	34,565	1,092	35,657

(186)	(134)	(3,521)	61	(3,780)	36,647	1,322	37,969

267	(99)	789	(34)	923	2,632	41	2,673

—	—	—	—	—	—	—	—

—	—	—	—	—	(465)	—	(465)

—	—	—	—	—	22	—	22

—	—	—	—	—	(583)	—	(583)

—	—	—	—	—	1,418	—	1,418

—	—	—	—	—	(13)	—	(13)

—	—	—	—	—	—	—	—

—	—	—	—	—	(54)	—	(54)

—	—	—	—	—	54	—	54

—	—	—	—	—	(115)	—	(115)

—	—	—	—	—	(11,815)	—	(11,815)

—	—	—	—	—	10,236	—	10,236

—	—	—	—	—	(4)	—	(4)

—	—	—	—	—	548	(332)	216

81	(233)	(2,732)	27	(2,857)	38,508	1,031	39,539

Consolidated Financial Statements     Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009
Net income	1,724	3,649

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	868	2,070
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(297)	(611)
Deferred income taxes, net	697	579
Impairment, depreciation and other amortization, and accretion	3,555	1,643
Share of net income from equity method investments	(348)	(146)

Income adjusted for noncash charges, credits and other items	6,199	7,184

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(16,025)	3,302
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(13,109)	(1,598)
Trading assets and positive market values from derivative financial instruments	(217,704)	651,343
Financial assets designated at fair value through profit or loss	(22,302)	24,043
Loans	(3,844)	16,112
Other assets	(78,934)	(29,182)
Deposits	21,130	(37,903)
Trading liabilities and negative market values from derivative financial instruments	195,053	(623,786)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	57,541	6,174
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(5,951)	(45,708)
Other short-term borrowings	9,798	6,692
Other liabilities	73,652	32,077
Senior long-term debt[2]	8,250	(3,921)
Other, net	(8,059)	(1,508)

Net cash provided by operating activities	5,695	3,321

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	7,483	6,858
Maturities of financial assets available for sale	3,358	7,226
Sale of equity method investments	233	370
Sale of property and equipment	61	26

Purchase of:
Financial assets available for sale	(10,160)	(9,488)
Equity method investments	(226)	(3,429)
Property and equipment	(544)	(414)
Net cash received in business combinations/divestitures	1,739	—
Other, net	(711)	(1,623)

Net cash provided by (used in) investing activities	1,233	(474)

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,253	330
Repayments and extinguishments of subordinated long-term debt	(139)	(1,329)
Issuances of trust preferred securities	88	1,302
Repayments and extinguishments of trust preferred securities	(40)	—
Purchases of treasury shares	(11,815)	(20,119)
Sale of treasury shares	10,237	19,126
Dividends paid to noncontrolling interests	(7)	(5)
Net change in noncontrolling interests	(305)	(112)
Cash dividends paid	(465)	(309)

Net cash used in financing activities	(1,193)	(1,116)

Net effect of exchange rate changes on cash and cash equivalents	1,876	1,008

Net increase in cash and cash equivalents	7,611	2,739
Cash and cash equivalents at beginning of period	51,549	65,264
Cash and cash equivalents at end of period	59,160	68,003

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	608	(1,081)

Interest paid	10,999	13,267

Interest and dividends received	21,987	23,508

Cash and cash equivalents comprise

Cash and due from banks	11,989	11,239

Interest-earning demand deposits with banks (not included: time deposits of € 23,685 million as of September 30, 2010, and € 6,322 million as of September 30, 2009)	47,171	56,764

Total	59,160	68,003

1	Included are senior long-term debt issuances of € 7,629 million and € 9,332 million and repayments and extinguishments of € 8,104 million and € 10,462 million until September 30, 2010 and September 30, 2009, respectively.

2	Included are issuances of € 25,061 million and € 37,027 million and repayments and extinguishments of € 25,890 million and € 34,941 million until September 30, 2010 and September 30, 2009, respectively.
The acquisition of Deutsche Postbank AG shares in 2009, including the non-cash portion, is described in detail in the Financial Report 2009 in Note [16].

Consolidated Financial Statements     Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries, are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2009, for which the same accounting policies have been applied, except for changes due to the adoption of the revised version of IFRS 3, “Business Combinations”, the amended version of IAS 27, “Consolidated and Separate Financial Statements”, and the “Improvements to IFRS 2009”. For the impact of the adoption of these amendments please refer to “Recently Adopted Accounting Pronouncements”.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
In the second quarter 2009, retrospective adjustments were made in the income statement to present premiums paid for financial guarantees as expenses instead of offsetting them against revenues because they are not directly related to a revenue generating activity. The adjustment did not have an impact on net income but resulted in an increase of € 36 million in both Other income and General and administrative expenses.

Consolidated Financial Statements     Impact of Changes in Accounting Principles (unaudited)
The presentation of prior period CIB revenues was adjusted during the first half of 2010 following a review of the assignment of specific revenue components to the product categories. The review resulted in a transfer of negative revenues of € 126 million and of € 297 million from Loan Products to Sales & Trading (debt and other products) for the third quarter 2009 and for the first nine months ended September 30, 2009, respectively. In addition, Sales & Trading (equity) revenues were reduced by € 46 million in the third quarter 2009 and reduced by € 82 million in the first nine months 2009, with corresponding offsetting effects in Sales & Trading (debt and other products). These adjustments had no impact on CIB’s total revenues.
During the second quarter 2010, the Group changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. This resulted in a transfer of € 83 million of expenses from Commissions and fee income to Policyholder benefits and claims for the nine months ended September 30, 2010.
In the second quarter 2010, the Group changed the amortization periods for capitalized costs relating to certain purchased or internally developed software from 3 years to 5 or 10 years. The change did not have a material impact on the Group’s consolidated financial statements in the second and third quarter 2010.
The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provisions for credit losses of € 28 million for the first quarter 2010.
Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
The following are those accounting pronouncements which have been adopted in the first nine months of 2010 and which are relevant to the Group in the preparation of these condensed consolidated interim financial statements.
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisi-

Consolidated Financial Statements     Impact of Changes in Accounting Principles (unaudited)
tion), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both standards are applied together. IFRS 3 R has been applied to the acquisition of the Sal. Oppenheim Group and parts of ABN AMRO’s commercial banking activities in the Netherlands. In contrast to prior acquisitions, all transaction costs have been expensed. For further detail, please refer to the section “Other Financial Information” of this Interim Report. Compared to the prior versions of the standards, IFRS 3 R and IAS 27 R could have a material impact on the Group’s consolidated financial statements when acquisitions and dispositions take place.
Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments were effective at the latest for annual periods beginning on or after January 1, 2010. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

Consolidated Financial Statements     Impact of Changes in Accounting Principles (unaudited)
New Accounting Pronouncements
The following accounting pronouncements will be relevant to the Group but were not effective as of September 30, 2010 and therefore have not been applied in preparing these financial statements.
Improvements to IFRS 2010
In May 2010, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the Group’s consolidated financial statements.
IAS 24
In November 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities. Additionally, the definition of a related party is amended to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint venture. Following this clarification, the Group expects the number of related parties to increase. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The adoption of the revised standard will not have a material impact on the Group’s consolidated financial statements.
IFRS 7
In October 2010, the IASB issued amendments to IFRS 7, “Disclosures — Transfers of Financial Assets”. The amendments comprise additional disclosures on transfer transactions of financial assets (for example, securitizations), including possible effects of any risks that may remain with the transferor of the assets. Additional disclosures are also required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amended disclosure requirements will have on its consolidated financial statements.
IFRS 9
In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would

Consolidated Financial Statements     Impact of Changes in Accounting Principles (unaudited)
significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 requires reclassifications when the entity’s business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also ‘look through’ to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a ‘look through’ is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present directly in gains (losses) not recognized in the income statement unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 9 will have on its consolidated financial statements.

Consolidated Financial Statements     Segment Information (unaudited)
Segment Information (unaudited)
The following segment information was prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first nine months of 2010, there were no material changes in the organizational structure which affected the composition of the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems. Following recent changes in the Management Board, and in the responsibility for Corporate Finance and Global Transaction Banking, an integrated management structure for the whole of the Corporate and Investment Bank Group Division (CIB) was implemented with effect from July 1, 2010. The new structure is intended to accelerate growth as a top-tier corporate and investment bank and allow for delivery of the Group’s targets but has no impact on the composition of the business segments.
The following describes certain transactions which affected the Group’s segment operations:
—	On March 15, 2010, the Group acquired the Sal. Oppenheim Group, which was included in the Corporate Division Asset and Wealth Management, with the exception of its BHF-Bank operations, which were included in the Group Division Corporate Investments. In the second quarter 2010, the BHF-Bank operations were transferred to the Business Division Private Wealth Management within the Corporate Division Asset and Wealth Management. This change is reflected in the presentation of the first nine months of 2010.

—	On April 1, 2010, the Group completed the acquisition of parts of the commercial banking activities of ABN AMRO Bank N.V. (“ABN AMRO”) in the Netherlands. These are included in the Corporate Division Global Transaction Banking.
Measurement of Segment Profit or Loss
The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. The Group reviewed its internal funding systems as a reaction to the significant changes of funding costs during the financial crisis, and in the second quarter 2009 adopted a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources.

Consolidated Financial Statements     Segment Information (unaudited)
The financial impact on the business segments was as follows for the nine months ended September 30, 2010:
—	GTB (€ 86 million) and AWM (€ 13 million) received additional funding benefit.

—	CB&S (€ 73 million), PBC (€ 1 million) and CI (€ 25 million) received additional funding costs.
The financial impact on the business segments was as follows for the nine months ended September 30, 2009:
—	GTB (€ 118 million), AWM (€ 25 million) and PBC (€ 4 million) received additional funding benefit.

—	CB&S (€ 127 million) and CI (€ 19 million) received additional funding costs.
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2010 and September 30, 2009.

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management
Sep 30, 2010		Global		Asset and				Consoli-
	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	4,169	852	5,021	1,014	1,455	2,470	(2,164) [1]	(341)	4,985

Provision for credit losses	135	44	179	19	165	184	(0)	(0)	362

Total noninterest expenses	2,934	594	3,528	921	1,045	1,966	173	4	5,671

therein:
Policyholder benefits and claims	161	—	161	(0)	—	(0)	—	—	160
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	(1)	—	(1)	(3)	(0)	(3)	(0)	4	—

Income (loss) before income taxes	1,101	214	1,314	78	245	323	(2,337)	(349)	(1,048)

Cost/income ratio	70%	70%	70%	91%	72%	80%	N/M	N/M	114%

Assets[2]	1,712,030	83,519	1,774,404	67,756	130,299	198,031	24,039	11,550	1,957,748

Average active equity[3]	17,930	1,620	19,549	7,214	3,313	10,526	4,773	5,438	40,288

Pre-tax return on average active equity[4]	25%	53%	27%	4%	30%	12%	(196)%	N/M	(10)%

N/M — Not meaningful

1	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is (10) %.

Consolidated Financial Statements     Segment Information (unaudited)

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management
Sep 30, 2009		Global		Asset and				Consoli-
	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	4,440	659	5,099	771	1,389	2,160	242	(263)	7,238 [1]

Provision for credit losses	318	6	323	5	209	214	7	(0)	544

Total noninterest expenses	3,126	453	3,578	632	1,031	1,663	117	20	5,379

therein:
Policyholder benefits and claims	364	—	364	0	—	0	—	(0)	364
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	15	—	15	0	0	0	0	(16)	—

Income (loss) before income taxes	981	201	1,182	134	149	283	117	(267)	1,315

Cost/income ratio	70%	69%	70%	82%	74%	77%	48%	N/M	74%

Assets (as of Dec 31, 2009)[2]	1,308,222	47,414	1,343,824	43,761	131,014	174,739	28,456	9,556	1,500,664

Average active equity[3]	16,797	1,130	17,927	4,960	3,589	8,549	4,780	3,785	35,041

Pre-tax return on average active equity[4]	23%	71%	26%	11%	17%	13%	10%	N/M	15%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 110 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 15%.

Nine months ended	Corporate and Investment Bank			Private Clients and Asset Management
Sep 30, 2010		Global		Asset and				Consoli-
	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	13,794	2,558 [1]	16,352	2,883	4,312	7,195	(1,968)[2]	(440)	21,139

Provision for credit losses	274	72	346	27	506	532	(10)	(0)	868

Total noninterest expenses	9,031	1,675	10,706	2,723	3,139	5,862	396	38	17,003

therein:
Policyholder benefits and claims	302	—	302	0	—	0	—	—	302
Impairment of intangible assets	—	29	29	—	—	—	—	—	29
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	20	—	20	(2)	0	(2)	(1)	(17)	—

Income (loss) before income taxes	4,469	811	5,280	135	667	803	(2,353)	(461)	3,268

Cost/income ratio	65%	65%	65%	94%	73%	81%	N/M	N/M	80%

Assets[3]	1,712,030	83,519	1,774,404	67,756	130,299	198,031	24,039	11,550	1,957,748

Average active equity[4]	16,707	1,482	18,189	6,665	3,407	10,072	5,055	5,844	39,160

Pre-tax return on average active equity[5]	36%	73%	39%	3%	26%	11%	(62)%	N/M	11%

N/M — Not meaningful

1	Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million, which is excluded from the Group’s target definition.

2	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million, which is excluded from the Group’s target definition.

3	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

4	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 11%.

Consolidated Financial Statements     Segment Information (unaudited)

Nine months ended	Corporate and Investment Bank			Private Clients and Asset Management
Sep 30, 2009		Global		Asset and				Consoli-
	Corporate	Trans-		Wealth	Private &		Corporate	dation &	Total
in € m.	Banking &	action		Manage-	Business		Invest-	Adjust-	Consoli-
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	ments	dated
Net revenues	13,343	1,979	15,323	1,902	4,185	6,087	1,055	(46)	22,418 [1]

Provision for credit losses	1,444	15	1,459	14	591	605	6	(0)	2,070

Total noninterest expenses	8,775	1,350	10,125	2,019	3,183	5,201	490	86	15,902

therein:
Policyholder benefits and claims	426	—	426	0	—	0	—	1	428
Impairment of intangible assets	5	—	5	—	—	—	151	—	157
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	2	—	2	(5)	0	(5)	(0)	4	—

Income (loss) before income taxes	3,122	615	3,737	(125)	411	286	559	(136)	4,446

Cost/income ratio	66%	68%	66%	106%	76%	85%	46%	N/M	71%

Assets (as of Dec 31, 2009)[2]	1,308,222	47,414	1,343,824	43,761	131,014	174,739	28,456	9,556	1,500,664

Average active equity[3]	18,565	1,156	19,721	4,748	3,665	8,413	4,106	2,063	34,303

Pre-tax return on average active equity[4]	22%	71%	25%	(4)%	15%	5%	18%	N/M	17%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

4	For an explanation of the return on average active equity please refer to Note [4] of the Financial Report 2009. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 18%.
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Loss before income taxes in Consolidation & Adjustments (C&A) was € 349 million in the third quarter 2010 compared to a loss of € 267 million in the prior year quarter. The result in both periods included significant negative effects from different accounting methods used for management reporting and IFRS for economically hedged positions. In both periods, these effects were mainly driven by euro and U.S. dollar interest rate movements. The higher loss before income taxes in the third quarter 2010 was driven by the non-recurrence of interest income on taxes related to the positive outcome of tax audit settlements in the third quarter 2009.
In the first nine months of 2010, loss before income taxes in C&A was € 461 million compared to a loss of € 136 million in the first nine months of 2009. This development was mainly due to the non-recurrence of gains of € 459 million in 2009 from derivative contracts used to hedge effects of share-based compensation plans on shareholders’ equity. Partly offsetting were higher fair value gains from the application of the fair value option on certain of our own debt.

Consolidated Financial Statements     Segment Information (unaudited)
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three and nine months ended September 30, 2010 and September 30, 2009.

	Corporate and Investment Bank
	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Sales & Trading (equity)	650	873	2,236	2,015

Sales & Trading (debt and other products)	2,235	2,123	8,171	8,317

Total Sales & Trading	2,886	2,996	10,408	10,331

Origination (equity)	120	216	371	514

Origination (debt)	306	324	905	898

Total Origination	426	540	1,276	1,412

Advisory	137	95	392	297

Loan products	556	442	1,419	1,573

Transaction services	852	659	2,350	1,979

Other products	163	367	506	(269)

Total[1]	5,021	5,099	16,352	15,323

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.
During the first half of 2010 product revenue categories were reviewed. As a result, certain product revenues in CIB have been reclassified as described in more detail in the section “Basis of Preparation” on page 51.

	Private Clients and Asset Management
	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Discretionary portfolio management/fund management	641	548	1,870	1,512

Advisory/brokerage	448	363	1,319	1,148

Credit products	677	678	2,031	1,936

Deposits and payment services	528	477	1,502	1,410

Other products	176	94	474	81

Total[1]	2,470	2,160	7,195	6,087

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.
The presentation of PCAM product revenues was modified during the first half of 2010 following a review and refinement of product classifications. These changes primarily impacted the classification of revenues from deposits, which had previously been reported jointly with loan revenues. Revenues from deposits of € 367 million in the third quarter 2009 and of € 1,084 million in the first nine months of 2009 have now been combined with revenues from payment services. Revenues from credit products are now reported separately. Insurance brokerage revenues of € 29 million in the third quarter 2009 and of € 93 million in the first nine months of 2009, previously reported under payments, account and remaining financial services, are now reported under Advisory/brokerage. These changes enhance transparency and better reflect how products are managed internally. Prior periods were amended retrospectively. The adjustments had no impact on PCAM’s total revenues.

Consolidated Financial Statements     Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities
at Fair Value through Profit or Loss by Group Division

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Net interest income	3,415	3,133	11,061	9,740

Trading income[1]	1,041	854	3,199	5,313

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	(208)	812	324	1,228

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	833	1,666	3,523	6,541

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,248	4,799	14,584	16,281

Breakdown by Group Division/CIB product:

Sales & Trading (equity)	347	751	1,689	1,517
Sales & Trading (debt and other products)	2,083	2,281	7,361	8,392
Total Sales & Trading	2,430	3,032	9,050	9,909

Loan products[3]	382	172	807	641

Transaction services	404	276	1,073	915

Remaining products[4]	82	112	344	253

Total Corporate and Investment Bank	3,298	3,591	11,274	11,719

Private Clients and Asset Management	1,136	1,098	3,276	3,172

Corporate Investments	(11)	57	(71)	799

Consolidation & Adjustments	(174)	52	106	592

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,248	4,799	14,584	16,281

1	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

2	Includes € (33) million and € 20 million from securitization structures for the three months ended September 30, 2010 and September 30, 2009, respectively, and € (160) million and € (149) million for the nine months ended September 30, 2010 and September 30, 2009. Fair value movements on related instruments of € 12 million and of € 150 million for the three months ended September 30, 2010 and September 30, 2009, respectively, and € 2 million and € (125) million for the nine months ended September 30, 2010 and September 30, 2009 are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

3	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

4	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Commissions and fees from fiduciary activities	882	721	2,624	2,130

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	905	928	2,707	2,680

Fees for other customer services	780	635	2,283	1,898

Total commissions and fee income	2,567	2,284	7,614	6,708

Consolidated Financial Statements     Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Expenses for retirement benefit plans:
Current service cost	59	46	178	141
Interest cost	135	114	395	346
Expected return on plan assets	(127)	(102)	(370)	(305)
Past service cost (credit) recognized immediately	1	4	14	15

Total retirement benefit plans	68	62	217	197

Expenses for post-employment medical plans:
Current service cost	—	1	2	2
Interest cost	2	1	6	5

Total post-employment medical plans	2	2	8	7

Total expenses defined benefit plans	70	64	225	204

Total expenses for defined contribution plans	53	46	176	158

Total expenses for post-employment benefits	123	110	401	362

Employer contributions to mandatory German social security pension plan	37	38	122	117

The Group expects to contribute approximately € 275 million to its retirement benefit plans in 2010. The final amounts to be contributed in 2010 will be determined in the fourth quarter 2010.
General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
General and administrative expenses:

IT costs	556	440	1,593	1,287

Occupancy, furniture and equipment expenses	436	370	1,188	1,105

Professional service fees	425	276	1,102	762

Communication and data services	198	163	570	510

Travel and representation expenses	129	96	390	286

Payment and clearing services	103	97	306	308

Marketing expenses	88	61	228	190

Other expenses	593	672	1,701	1,913

Total general and administrative expenses	2,528	2,175	7,078	6,361

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2010	Dec 31, 2009
Trading assets:
Trading securities	244,122	206,710
Other trading assets[1]	30,438	28,200

Total trading assets	274,560	234,910

Positive market values from derivative financial instruments	819,830	596,410

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	110,958	89,977
Securities borrowed	25,317	19,987
Loans	14,082	12,964
Other financial assets designated at fair value through profit or loss	12,005	11,072

Total financial assets designated at fair value through profit or loss	162,362	134,000

Total financial assets at fair value through profit or loss	1,256,752	965,320

1	Includes traded loans of € 22,929 million and € 21,847 million as of September 30, 2010 and December 31, 2009, respectively.

in € m.	Sep 30, 2010	Dec 31, 2009
Trading liabilities:
Trading securities	69,831	62,402
Other trading liabilities	3,955	2,099

Total trading liabilities	73,786	64,501

Negative market values from derivative financial instruments	800,539	576,973

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	112,149	52,795
Loan commitments	577	447
Long-term debt	15,860	15,395
Other financial liabilities designated at fair value through profit or loss	6,342	4,885

Total financial liabilities designated at fair value through profit or loss	134,928	73,522

Investment contract liabilities[1]	7,510	7,278

Total financial liabilities at fair value through profit or loss	1,016,763	722,274

1	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.
Financial Assets Available for Sale

in € m.	Sep 30, 2010	Dec 31, 2009
Debt securities	19,309	13,851

Equity securities	3,404	3,268

Other equity interests	1,105	699

Loans	1,735	1,001

Total financial assets available for sale	25,553	18,819

The increase in financial assets available for sale is primarily related to the first consolidation of Sal. Oppenheim/BHF.

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
During the second half of 2008 and the first quarter of 2009 the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. No reclassifications were made during the first nine months 2010.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date. The disclosures below detail the impact of the reclassifications to the Group.
The carrying values and the fair values of assets reclassified in 2008 and 2009 are shown in the table below.

	Cumulative reclassifications				Cumulative reclassifications
	through Sep 30, 2010				through Sep 30, 2009
	Carrying				Carrying
	value at	Sep 30, 2010			value at	Sep 30, 2009
	reclassifi-	Carrying			reclassifi-	Carrying
in € m.	cation date	value		Fair value	cation date	value	Fair value
Trading assets reclassified to loans	26,594	22,280		20,238	26,594	24,741	21,821
Financial assets available for sale reclassified to loans	11,354	8,783		7,924	11,354	9,966	8,785

Total financial assets reclassified to loans	37,948	31,063	[1]	28,162	37,948	34,707	30,606

1	The decline of the carrying values since reclassification was mainly attributable to repayments, credit loss provisions and sales.
The following table shows the ranges of effective interest rates based on weighted-average rates by business and the expected recoverable cash flows estimated at reclassification date.

	Cumulative reclassifications		Cumulative reclassifications
	through Sep 30, 2010		through Sep 30, 2009
		Financial assets		Financial assets
in € bn.	Trading assets	available for sale	Trading assets	available for sale
(unless stated otherwise)	reclassified to loans	reclassified to loans	reclassified to loans	reclassified to loans
Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%	13.1%	9.9%
lower end of range	2.8%	3.9%	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6	39.6	17.6

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
The unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in net gains (losses) not recognized in the income statement if the reclassifications had not been made are shown in the table below.

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provision for credit losses	(15)	594	181	(827)

Impairment (losses) reversal on the reclassified financial assets available for sale which were impaired	(9)	23	(5)	—

Movement in net gains (losses) not recognized in the income statement representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	95	1,051	264	1,003

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Interest income	300	322	934	1,020

Provision for credit losses	(130)	(177)	(284)	(755)

Other income[1]	1	—	3	—

Income before income taxes on reclassified trading assets	171	145	653	265

Interest income	41	103	116	227

Provision for credit losses	—	(38)	—	(186)

Income before income taxes on reclassified financial assets available for sale	41	65	116	41

1	There was no net gain or loss on sales of loans which have settled in the nine months ended September 30, 2010. The net amount comprises a gain amounting to € 3 million in other income and a loss of € 3 million in provision for credit losses.
Prior to their reclassification, assets reclassified from trading in the first nine months 2009 contributed fair value losses of € 48 million to the income statement for the first nine months 2009.

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Problem Loans and IFRS Impaired Loans
With the acquisition of Sal. Oppenheim/BHF and parts of the commercial banking activities in the Netherlands from ABN AMRO, the Group also acquired certain loans for which a specific allowance had been established beforehand by Sal. Oppenheim/BHF or ABN AMRO. These loans were taken on the Group’s balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at time of acquisition. As long as the Group’s cash flow expectations regarding these loans have not deteriorated since acquisition they are not considered problem loans.

	Sep 30, 2010			Dec 31, 2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	5,443	2,461	7,904	5,937	2,186	8,123

Loans 90 days or more past due and still accruing	60	279	339	55	266	321

Troubled debt restructurings	998	157	1,155	252	217	469

Total problem loans	6,501	2,897	9,398	6,244	2,669	8,913

thereof: IFRS impaired loans	4,871	2,578	7,449	4,903	2,298	7,201

Allowance for Credit Losses

Allowance for	Nine months ended			Nine months ended
loan losses	Sep 30, 2010			Sep 30, 2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938

Provision for loan losses	371	536	907	1,351	698	2,049

Net charge-offs	(239)	(280)	(519)	(372)	(313)	(685)
Charge-offs	(269)	(358)	(627)	(399)	(404)	(803)
Recoveries	30	78	108	27	91	118

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(67)	(7)	(74)	(86)	(36)	(122)

Balance, end of period	2,094	1,563	3,657	1,870	1,310	3,180

Allowance for	Nine months ended			Nine months ended
off-balance sheet positions	Sep 30, 2010			Sep 30, 2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	83	124	207	98	112	210

Provision for off-balance sheet positions	(19)	(20)	(39)	20	1	21

Usage[1]	—	—	—	(44)	—	(44)

Changes in the group of consolidated companies	9	—	9	—	—	—

Exchange rate changes[1]	1	5	6	7	(1)	6

Balance, end of period	74	109	183	81	112	193

1	A € 2 million reduction of the allowance for off-balance sheet allowances previously disclosed for the nine months ended September 30, 2009, under exchange rate changes related specifically to exchange rate changes of the usage and has been reallocated accordingly.

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Sep 30, 2010	Dec 31, 2009
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	56,846	43,890
Receivables from prime brokerage	7,472	6,837
Pending securities transactions past settlement date	3,973	9,229
Receivables from unsettled regular way trades	103,754	33,496

Total brokerage and securities related receivables	172,045	93,452

Accrued interest receivable	3,038	3,426

Other	40,425	24,660

Total other assets	215,508	121,538

in € m.	Sep 30, 2010	Dec 31, 2009
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	57,179	40,448
Payables from prime brokerage	27,280	31,427
Pending securities transactions past settlement date	3,613	5,708
Payables from unsettled regular way trades	94,095	33,214

Total brokerage and securities related payables	182,167	110,797

Accrued interest payable	3,161	3,713

Other	52,294	39,771

Total other liabilities	237,622	154,281

Long-Term Debt

in € m.	Sep 30, 2010	Dec 31, 2009
Senior debt:

Bonds and notes
Fixed rate	85,592	76,536
Floating rate	49,126	47,646

Subordinated debt:

Bonds and notes
Fixed rate	4,642	3,548
Floating rate	4,529	4,052

Total long-term debt	143,889	131,782

Shares Issued and Outstanding

in million	Sep 30, 2010	Dec 31, 2009
Shares issued	620.9	620.9

Shares in treasury	4.0	0.7

— thereof buyback	3.6	0.6

— thereof other	0.4	0.1

Shares outstanding	616.9	620.2

Consolidated Financial Statements     Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes. Amounts presented are pursuant to the revised capital framework presented by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.
(unless stated otherwise)	Sep 30, 2010	Dec 31, 2009
Credit risk	222,455	217,003

Market risk[1]	21,039	24,880

Operational risk	33,571	31,593

Total risk-weighted assets	277,065	273,476

Tier 1 capital	31,787	34,406

thereof: Core Tier 1 capital[2]	20,948	23,790

Tier 2 capital	2,110	3,523

Tier 3 capital	—	—

Total regulatory capital[2]	33,897	37,929

Tier 1 capital ratio[2]	11.5%	12.6%

Core Tier 1 capital ratio[2]	7.6%	8.7%

Total capital ratio[2]	12.2%	13.9%

1	A multiple of the Group’s value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.

2	Excluding transitional items pursuant to section 64h (3) German Banking Act.
The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital.

in € m.	Sep 30, 2010	Dec 31, 2009
Tier 1 capital:

Core Tier 1 capital:

Common shares	1,589	1,589

Additional paid-in capital	14,662	14,830

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	23,430	21,807

Items to be fully deducted from Tier 1 capital (inter alia goodwill and intangible assets)	(11,593)	(10,238)

Items to be partly deducted from Tier 1 capital:
Deductible investments in banking, financial and insurance entities	(1,616)	(2,120)
Securitization positions not included in risk-weighted assets[1]	(4,446)	(1,033)
Excess of expected losses over risk provisions	(1,078)	(1,045)

Items to be partly deducted from Tier 1 capital[1,2]	(7,140)	(4,198)

Core Tier 1 capital	20,948	23,790

Additional Tier 1 capital:

Noncumulative trust preferred securities	10,839	10,616

Additional Tier 1 capital	10,839	10,616

Total Tier 1 capital	31,787	34,406

Tier 2 capital:

Unrealized gains on listed securities (45 % eligible)	454	331

Cumulative preferred securities	300	294

Qualified subordinated liabilities	8,496	7,096

Items to be partly deducted from Tier 2 capital[1,2]	(7,140)	(4,198)

Total Tier 2 capital	2,110	3,523

1	Pursuant to section 10 (6) and section 10 (6a) in conjunction with section 10a German Banking Act.

2	Excluding transitional items pursuant to section 64h (3) German Banking Act.

Consolidated Financial Statements       Other Financial Information (unaudited)
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of September 30, 2010, the transitional item amounted to € 411 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 11.6 % and 12.4%, respectively, at the end of the quarter.
Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Sep 30, 2010	Dec 31, 2009
Irrevocable lending commitments	110,234	104,125

Contingent liabilities	62,934	52,183

Total	173,168	156,308

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
Other Contingencies
No provisions have been made in respect of certain of the proceedings described below. Disclosure of these details could seriously prejudice the position of the Group.
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel.

Consolidated Financial Statements       Other Financial Information (unaudited)
Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 99 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately three other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims. Approximately three unfiled claims also remain pending against Deutsche Bank.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of

Consolidated Financial Statements       Other Financial Information (unaudited)
those individuals were convicted. In May 2009, following a trial of four additional individuals against whom DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ’s criminal investigation is ongoing. Deutsche Bank is in advanced discussions with DOJ concerning a resolution of the investigation.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. In these proceedings Dr. Kirch will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

Consolidated Financial Statements       Other Financial Information (unaudited)
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; (5) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc., from which DBSI was dismissed without prejudice on March 31, 2010; and (6) a lawsuit filed by the Federal Home Loan Bank of San Francisco (“FHLB SF”) pending in the United States District Court for the Northern District of California regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. On April 5, 2010, the Court granted in part and denied in part Deutsche Bank’s motion to dismiss this complaint. Each of the civil litigations is otherwise in its early stages.

Consolidated Financial Statements       Other Financial Information (unaudited)
Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On March 24, 2010, the court dismissed the putative class action but granted plaintiff permission to file an amended complaint, which was filed on April 23, 2010. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 17 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Eleven of the individual actions are pending, and six of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions, and the plaintiffs have filed appeals of the dismissals.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries, entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$ 15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$ 15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

Consolidated Financial Statements       Other Financial Information (unaudited)
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. There is a motion to dismiss pending.
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2010 were loans and commitments of € 10 million and deposits of € 19 million. As of December 31, 2009, there were loans and commitments of € 9 million and deposits of € 21 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions and are disclosed as follows.

Consolidated Financial Statements       Other Financial Information (unaudited)
Loans
In the nine months ended September 30, 2010 and in the year 2009 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Sep 30, 2010	Dec 31, 2009
Loans outstanding, beginning of period	965	834

Loans issued during the period	19	366

Loan repayments during the period	156	209

Changes in the group of consolidated companies[1]	(180)	(83)

Exchange rate changes/other	19	57

Loans outstanding, end of period[2]	667	965

Other credit risk related transactions:

Allowance for loan losses	31	4

Provision for loan losses	29	31

Guarantees and commitments[3]	55	135

1	In 2010, some entities were fully consolidated. Therefore, loans issued to these investments were eliminated on consolidation. In 2009, one entity with related party loans, that was accounted for using the equity method, was sold.

2	Loans past due were nil as of September 30, 2010, and totaled € 15 million as of December 31, 2009. Loans included loans to joint ventures of € 4 million both as of September 30, 2010 and December 31, 2009.

3	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits
In the nine months ended September 30, 2010 and in the year 2009 deposits received from related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Sep 30, 2010	Dec 31, 2009
Deposits, beginning of period	367	246

Deposits received during the period	92	287

Deposits repaid during the period	145	161

Changes in the group of consolidated companies[1]	(148)	(6)

Exchange rate changes/other	2	1

Deposits, end of period[2]	168	367

1	In 2010, some entities were fully consolidated. Therefore, deposits received from these investments were eliminated on consolidation. In 2009, one entity with related party deposits, that was accounted for using the equity method, was sold.

2	The above deposits were made in the ordinary course of business. Deposits included also € 0.3 million and € 0.4 million deposits from joint ventures as of September 30, 2010 and December 31, 2009, respectively.
As of September 30, 2010, positive and negative market values from derivative financial transactions with associated companies amounted to € 5.6 billion and € 4.9 billion, respectively. As of December 31, 2009, positive and negative market values of above mentioned transactions amounted to € 3.7 billion and € 3.0 billion, respectively.
Business Relationships with Deutsche Postbank AG
In 2009, the Group acquired an interest in Deutsche Postbank AG and entered into a cooperation agreement with Deutsche Postbank AG. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.

Consolidated Financial Statements       Other Financial Information (unaudited)
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2010, transactions with these plans were not material for the Group.
Significant Transactions
Sal. Oppenheim
On March 15, 2010, Deutsche Bank AG (“Deutsche Bank”) closed the full acquisition of the Sal. Oppenheim Group for a total purchase price of approximately € 1.3 billion paid in cash, of which approximately € 0.3 billion was for BHF Asset Servicing GmbH (“BAS”), which was on-sold in the third quarter 2010. BAS had already been classified as held for sale on the date of acquisition and therefore was treated as a separate transaction distinct from the remaining Sal. Oppenheim Group. The acquisition of 100 % of the voting equity interests in the Luxembourg-based holding company Sal. Oppenheim jr. & Cie. S.C.A. (“Sal. Oppenheim S.C.A.”) is based on the framework agreement reached in the fourth quarter 2009 with the previous shareholders of Sal. Oppenheim S.C.A., who have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim jr. & Cie. KGaA. As of the reporting date, the fair value of the option is zero. The acquisition enables the Group to strengthen its Asset and Wealth Management activities among high-net-worth private clients, family offices and trusts in Europe and especially in Germany. Sal. Oppenheim Group’s independent wealth management activities are being expanded under the well-established brand name of the traditional private bank, while preserving its unique private bank character. Its integrated asset management concept for private and institutional clients is to be retained.
As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset management activities, the investment bank, BHF-Bank Group (“BHF-Bank”), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. Upon the acquisition, all of the Sal. Oppenheim Group businesses were integrated into the Group’s Asset and Wealth Management Corporate Division, except that BHF-Bank and BAS initially became part of the Corporate Investments Group Division. During the second quarter 2010, BHF-Bank and BAS were also transferred to the Corporate Division Asset and Wealth Management. As all significant legal and regulatory approvals had been obtained by January 29, 2010, the date of acquisition was set for that date and, accordingly, the Group commenced consolidation of Sal. Oppenheim in the first quarter 2010.
Over the course of the year 2010, Sal. Oppenheim Group is discontinuing its investment banking activities. The Equity Trading & Derivatives and Capital Markets Sales units were acquired by Australia’s Macquarie Group in the second quarter 2010. BHF-Bank is being managed as a stand-alone unit while Deutsche Bank examines various strategic options with BHF-Bank. The sale of BAS to Bank of New York Mellon was consummated in August 2010. Also, as part of the Sal. Oppenheim Group transaction, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010.

Consolidated Financial Statements       Other Financial Information (unaudited)
The acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS is currently expected to be approximately € 1.3 billion. However, as part of the framework agreement reached with the previous owners of Sal. Oppenheim S.C.A., the purchase price could increase by up to approximately € 0.5 billion contingent upon the future performance of specific risk positions (in particular legal and credit risk) which could materialize through 2015. As of the reporting date, the fair value estimate of the contingent consideration is zero. With fair values determined provisionally for identifiable assets acquired and liabilities assumed, the acquisition resulted in the recognition of goodwill and other intangible assets of approximately € 0.8 billion and € 0.2 billion, respectively. Due to the complexity of the transaction, the allocation of the purchase price and the determination of the net fair value of identifiable assets, liabilities and contingent liabilities for the Sal. Oppenheim Group as of the acquisition date is still preliminary. Accordingly, the opening balance sheet is still subject to finalization. This finalization requires, among other things, completing the assessment of risks inherent in businesses initially acquired by the Sal. Oppenheim Group and certain valuation issues related to acquired receivables.
Goodwill arising from the acquisition largely consists of synergies expected by combining certain operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill is not expected to be deductible for tax purposes. Other intangible assets recognized mainly represent software, customer relationships and trade names. As part of the purchase price allocation, Deutsche Bank recognized a contingent liability of approximately € 0.4 billion for the risks inherent in certain businesses acquired from Sal. Oppenheim Group. It is expected that the liability will be settled over the next five years. Deutsche Bank continues to analyze the risks and the potential timing of outflows.
Following the acquisition but on the date of closing, Deutsche Bank made a capital injection of € 195 million into the new subsidiary Sal. Oppenheim S.C.A. This amount does not form part of the purchase consideration and accordingly is not included in the aforementioned goodwill calculation.
Acquisition-related costs recognized in the first nine months of 2010 amounted to € 19 million and are included in general and administrative expenses in the Group’s income statement.

Consolidated Financial Statements       Other Financial Information (unaudited)
Following the acquisition, the Sal. Oppenheim Group (excluding BAS) contributed net revenues and a net loss after tax of € 419 million and € 139 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the impact on the Group’s net revenues and net income in the first nine months of 2010 would have been € 448 million and € (167) million, respectively.
As the initial acquisition accounting for the business combination is not yet completed, certain disclosures have not yet been made. This includes information on acquired loan receivables and details of the opening balance sheet.
ABN AMRO
On April 1, 2010, Deutsche Bank completed the acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands for a total consideration of € 0.7 billion in cash. The closing followed the approval by the European Commission (EC) and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly commenced consolidation in the second quarter 2010. The acquisition is a key element in Deutsche Bank’s strategy of further expanding its classic banking businesses. With the acquisition, the Group has become the fourth-largest provider of commercial banking services in the Netherlands.
The acquisition included 100 % of the voting equity interests and encompasses the following businesses:
—	two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,

—	13 commercial branches that serve small and medium-sized enterprises,

—	Rotterdam-based bank Hollandsche Bank Unie N.V. (“HBU”), and

—	IFN Finance B.V., the Dutch part of ABN AMRO’s factoring unit IFN Group.
The two corporate client units, the 13 branches and HBU were renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both Deutsche Bank Nederland N.V. and IFN Finance B.V. have become direct subsidiaries of Deutsche Bank. The acquired businesses, which serve over 34,000 clients and employ 1,300 people, are using the Deutsche Bank brand name and are part of the Group’s Global Transaction Banking Corporate Division.
Since the acquisition was completed only recently, the allocation of the purchase price and the determination of the fair values of identifiable assets acquired and liabilities assumed are only provisional. As the opening balance sheet is still subject to finalization, comprehensive disclosures on the fair values for identifiable assets acquired and liabilities assumed as of the acquisition date could not yet be made. As part of the preliminary purchase price allocation, customer relationships of approximately € 0.2 billion were identified as other intangible assets. The excess of the fair value of identifiable net assets acquired over the fair value of the total consideration transferred resulted in the recognition of negative goodwill of approximately € 0.2 billion which was recorded as a gain in other income on the Group’s income statement for the second quarter 2010. The main reason that led to the recognition of negative goodwill was the divestiture of parts of ABN AMRO’s

Consolidated Financial Statements       Other Financial Information (unaudited)
Dutch commercial banking business and factoring services as required by the EC, following the acquisition of ABN AMRO Holding N.V. through a consortium of The Royal Bank of Scotland, Fortis Bank and Banco Santander in October 2007. The gain recognized is treated as tax-exempt.
Under the terms and conditions of the acquisition, ABN AMRO will provide initial credit risk coverage for 75 % of all credit losses of the acquired loan portfolio (excluding IFN Finance B.V.). The maximum credit risk coverage is capped at 10 % of the portfolio volume. As of the acquisition date, the amount of the coverage totaled approximately € 0.6 billion and was recognized as the fair value of the guarantee held at the date of acquisition, which is amortized over the expected average life-time of the underlying portfolio.
Acquisition-related costs recognized in the first nine months of 2010 amounted to € 14 million and are included in general and administrative expenses in the Group’s income statement.
Since the acquisition and excluding the above gain recognized from negative goodwill, the acquired businesses contributed net revenues and net income of € 271 million and € 14 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the effect on the Group’s net revenues and net income in the first nine months of 2010 (excluding the above mentioned gain from negative goodwill) would have been € 334 million and € 22 million, respectively.
Due to the complexity of the transaction, the initial acquisition accounting for the business combination is not yet completed. Accordingly, certain disclosures have not yet been made. This includes information on acquired loan receivables and details of the opening balance sheet.
Hua Xia Bank
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe to newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of up to RMB 5.7 billion (€ 623 million as of September 30, 2010). Deutsche Bank’s subscription is part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€ 2.3 billion as of September 30, 2010). Subject to regulatory approvals and upon final settlement of the transaction, this investment will increase Deutsche Bank’s existing equity stake in Hua Xia Bank, which is accounted for as financial asset available for sale, from 17.12 % to 19.99 % of issued capital, the maximum single foreign ownership level as permitted by Chinese regulations. This transaction will affect results in future periods.

Consolidated Financial Statements       Other Financial Information (unaudited)
Deutsche Postbank
On September 12, 2010, Deutsche Bank announced that it would submit a voluntary public takeover offer (“PTO”) to the shareholders of Deutsche Postbank AG (“Postbank”) to acquire their no par value registered shares (“Postbank shares”). Due to conditions outlined below, the PTO excludes the 86.4 million Postbank shares currently held by Deutsche Post AG (“Deutsche Post”) and is therefore limited to 66.8 million shares held by institutional and private investors, equating to approximately 30.55 % of the voting rights. Each share represents a notional amount of € 2.50 in the registered share capital. Deutsche Bank intends to obtain control over Postbank, resulting in consolidation of the Postbank Group, possibly in the fourth quarter 2010.
Description of Postbank. Postbank is one of the major providers of banking and other financial services in Germany. Its business activities comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans (via the BHW Group which is part of the Postbank Group). Its business focuses on Germany and is complemented by selected engagements in Western Europe and North America.
Current Shareholding in Postbank. As of September 30, 2010, the Group has an approximate 29.95 % direct holding in the shares and voting rights of Postbank. In addition, the Group had subscribed to a mandatory exchangeable bond (“MEB”) issued by Deutsche Post. The MEB was acquired by Deutsche Bank in February 2009 as part of a wider transaction structure with respect to Postbank shares pursuant to an acquisition agreement with Deutsche Post. According to the acquisition agreement, the MEB will be fully exchanged in 2012 for 60 million Postbank shares, or a 27.4 % stake. Along with the acquisition of the MEB, Deutsche Bank and Deutsche Post had also entered into put and call options for another 26.4 million Postbank shares held by Deutsche Post (12.1 % stake) which are exercisable between February 2012 and February 2013. Under the acquisition agreement, Deutsche Post is contractually prevented from tendering the Postbank shares it holds in the event of a takeover offer for Postbank by Deutsche Bank, such as the PTO.
Description of Takeover Offer. The terms of the PTO are specified in the offer document which was published on October 7, 2010. Under such terms, Deutsche Bank offers to Postbank shareholders a cash payment equal to € 25.00 per Postbank share, representing the volume-weighted average share price (“VWAP”) of the Postbank share quoted on domestic stock exchanges during the last three months preceding the record date of September 11, 2010. The VWAP was announced by the German Federal Financial Supervisory Authority (“BaFin”) on September 21, 2010. The general period for the acceptance of the takeover offer started on October 7, 2010 and expires on November 4, 2010, subject to extension under certain conditions described in the offer document. Based on the VWAP, the total cash consideration expected for the full take-up of the respective shares would amount to approximately € 1.7 billion. Pursuant to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “WpÜG”), Deutsche Bank announced on October 21, 2010 that, as of that date, the offer had been accepted for a total of 1,354,365 shares, corresponding to approximately 0.61 % of the total share capital and voting rights in Postbank. Together with the

Consolidated Financial Statements       Other Financial Information (unaudited)
existing direct holding, the Group expanded its stake to about 66.9 million shares or approximately 30.57 % of all voting rights in Postbank. However, shareholders who have accepted the takeover offer and tendered their Postbank shares, may still rescind their acceptance within the acceptance period under certain conditions in line with stipulations in the PTO and statutory provisions of the WpÜG.
Deutsche Bank’s intention in regard to the acquisition of a majority holding in Postbank. Through the planned acquisition of a majority shareholding in Postbank and the consolidation of the Postbank Group, Deutsche Bank intends to strengthen and expand its leading market position in the German home market, offering significant synergy potential and growth opportunities, in particular with regard to the retail business of the Private Clients and Asset Management Group Division. Combining the businesses conducted by Deutsche Bank and Postbank aims at increasing the share of retail banking earnings in the Group’s results and at further strengthening and diversifying the refinancing basis of the Group due to the significantly increased volume of retail customer deposits. Deutsche Bank expects that Postbank will continue to exist as a stand-alone stock corporation and to remain visible in the market under its own brand. The Group expects that the integration of Postbank into the Deutsche Bank Group and the existing Corporate Division Private & Business Clients will offer a significant potential for revenue and cost synergies. In addition, the PTO offers Deutsche Bank the opportunity to optimize value by significantly reducing the total acquisition cost for the Postbank shares as compared to the current acquisition structure.
Capital Increase of Deutsche Bank. In parallel with the takeover offer, Deutsche Bank has also implemented a capital increase from authorized capital against cash contributions, which was completed on October 6, 2010. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.0 billion raised in the issuance (after estimated expenses of about € 0.2 billion net of tax) are primarily intended to cover the capital consumption from the expected consolidation of the Postbank Group, and, in addition, to support the existing capital base. Please refer to the section “Events after the Balance Sheet Date” within “Other Financial Information” for additional information on the capital increase.

Consolidated Financial Statements       Other Financial Information (unaudited)
Accounting Applied for Existing Instruments as of September 30, 2010. As of the reporting date, the Group had not yet gained control over Postbank and, accordingly, continued to account for its direct stake in Postbank and the MEB under the equity method. However, consolidation of Postbank is expected to occur in the fourth quarter 2010. Upon gaining control over Postbank, the Group would be required to remeasure its existing equity method investment in Postbank in accordance with IFRS 3 R. The resulting gain or loss would have to be recognized in profit or loss for the difference between the fair value of the equity method investment (i.e., shareholding and MEB) and its carrying amount. Since the Group has a clearly documented intention to gain control over Postbank and to commence consolidation, potentially in the fourth quarter 2010, this has to be reflected in the determination of the value in use of the equity method investment. The price offered by Deutsche Bank in the PTO is therefore used in determining the recoverable amount for the purpose of the value in use calculation. Accordingly, a charge of about € 2.3 billion was recognized in the Group’s consolidated income statement for the third quarter 2010 within the line item “Net income (loss) from equity method investments”. The charge was determined based on the carrying amount of the Group’s equity method investment in Postbank as of September 30, 2010 and an assumed fair value of the Postbank share equal to the price of € 25.00. The charge is allocated to the Corporate Investments Corporate Division.
Actavis
On July 20, 2010, Deutsche Bank agreed to restructure the loans to the Icelandic generic pharmaceutical group Actavis Group hF. (“Actavis”) that it currently holds. As of the reporting date, the loans had a carrying value of € 4.4 billion.
On September 22, 2010, the European Commission approved the proposed restructuring under relevant competition laws. The restructuring is expected to complete prior to the end of 2010, once all anti-trust consents have been obtained and following completion of other conditions precedent.
Once completed, the restructuring will result in Deutsche Bank continuing to provide both senior and subordinated debt financing to Actavis. The subordinated financing arrangements are expected to be accounted for as equity method investment in the consolidated financial statements for year end 2010, and will include rights that will give Deutsche Bank certain noncontrolling rights, consents and vetoes over the financial and operating policy decisions of Actavis. The restructuring is not expected to result in a carrying value write-down.

Consolidated Financial Statements       Other Financial Information (unaudited)
Assets Held for Sale
Assets Held for Sale at the Balance Sheet Date
Total assets held for sale amounted to € 333 million as of September 30, 2010. They were reported in other assets.
The Group valued the non-current assets and disposal groups classified as held for sale at the lower of their carrying amount and fair value less costs to sell. Financial instruments were measured following the general provisions of IAS 39.
As of September 30, 2010, the Group classified several private equity investments allocated to the Corporate Division Asset and Wealth Management (AWM) as held for sale. These private equity investments were previously acquired as a part of the acquisition of Sal. Oppenheim Group. These are expected to be sold within one year. Unrealized net gains of € 20 million relating to these private equity investments were recognized directly in equity in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other.
As of September 30, 2010 the Group also classified an investment in an associate allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. This reclassification resulted in an impairment loss of € 72 million included in net income (loss) from equity method investments. Unrealized net gains of € 20 million relating to this investment were recorded directly in equity in unrealized net gains (losses) from equity method investments. These unrealized net gains will remain in equity until such time as the investment is sold, at which time the gains shall be reclassified from equity to profit or loss.
Disposal during the Quarter
In August 2010, the Group sold its subsidiary BHF Asset Servicing GmbH which was allocated to AWM and was previously classified as held for sale. The purchase of this subsidiary was treated as a separate transaction apart from the acquisition of Sal. Oppenheim Group in the first quarter 2010.
Changes in Classification during the Quarter
In the third quarter 2010, several disposal groups, three investments in associates and a loan allocated to CB&S were no longer classified as held for sale. Due to the current market conditions, the timing of the ultimate disposal of these investments is uncertain. These changes in classification did not result in any additional impairment loss. In the second quarter 2010 an impairment loss of € 3 million was recorded in other income in CB&S. A further impairment of € 2 million which was recorded in the second quarter 2010 in CB&S related to a disposal group which was sold in June 2010.

Consolidated Financial Statements       Other Financial Information (unaudited)
Events after the Balance Sheet Date
On October 6, 2010, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions. The capital increase had been resolved by the Management Board and approved by the Supervisory Board on September 20, 2010, and was registered in the Commercial Register on October 5, 2010. Net proceeds from the issue amounted to € 10.0 billion (after estimated expenses of about € 0.2 billion, net of tax). In total, 308.6 million new registered no par value shares (common shares) were issued. The subscription ratio was 2:1. 99.31 % of the subscription rights were exercised by the owners of the subscription rights, and thus 306.5 million new shares were issued at a subscription price of € 33.00 per share. The remaining 2.13 million new shares were placed in open market transactions at an average price of € 41.34. As a consequence, the share capital (common shares) of Deutsche Bank AG increased by € 790 million from € 1,589 million to € 2,380 million, also positively impacting the Bank’s Tier 1 capital ratio.
The new ordinary shares were admitted to trading and included in the existing listing on the Frankfurt Stock Exchange and the regulated markets of the stock exchanges of Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart. At the same time, the new shares were included in the existing listing on the New York Stock Exchange. The first trading date was October 6, 2010.
The capital increase was primarily intended to cover capital consumption from the planned Postbank Group consolidation, as detailed in the section “Significant Transactions” within “Other Financial Information”, but will also support the existing capital base to accommodate regulatory changes and business growth. The offer document for the Postbank acquisition (PTO) was published on October 7, 2010.

Other Information       Target Definitions
Other Information
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows.

	Three months ended		Nine months ended
in € m.	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Income (loss) before income taxes (IBIT)	(1,048)	1,315	3,268	4,446

Less pre-tax noncontrolling interests	5	(16)	(17)	4

IBIT attributable to Deutsche Bank shareholders	(1,043)	1,299	3,251	4,450

Add (deduct):
Certain significant gains (net of related expenses)	—	(110)[1]	(208)[2]	(236)[3]
Certain significant charges	2,338 [4]	—	2,338 [4]	429	[5]

IBIT attributable to Deutsche Bank shareholders (target definition)	1,295	1,188	5,382	4,642

1	Gain from the sale of industrial holdings (Daimler AG) of € 110 million.

2	Gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million.

3	Gain from the sale of industrial holdings (Daimler AG) of € 236 million.

4	Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of € 2,338 million.

5	Impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million.
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.

Other Information       Target Definitions
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on financial assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

in € m.	Three months ended		Nine months ended
(unless stated otherwise)	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010	Sep 30, 2009
Average shareholders’ equity	40,608	34,508	39,474	33,586

Add (deduct):
Average unrealized gains/losses on financial assets available for sale and on cash flow hedges, net of applicable tax[1]	(29)	727	93	989
Average dividend accruals	(291)	(194)	(407)	(272)

Average active equity	40,288	35,041	39,160	34,303

Pre-tax return on average shareholders’ equity	(10.3)%	15.1%	11.0%	17.7%

Pre-tax return on average active equity	(10.4)%	14.8%	11.1%	17.3%

Pre-tax return on average active equity (target definition)	12.9%	13.6%	18.3%	18.0%

1	The tax effect on average unrealized gains/losses on financial assets available for sale and on cash flow hedges was € (405) million and € (404) million for the three and nine months ended September 30, 2010, respectively. For the three and nine months ended September 30, 2009, the tax effect was € (614) million and € (765) million, respectively.
The non-GAAP financial measure for growth in earnings per share is Diluted earnings per share (target definition), which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., excluding noncontrolling interests), adjusted for post-tax effects of significant gains/charges and certain significant tax effects divided by the weighted-average number of diluted shares outstanding.

Other Information       Target Definitions
For reference, the Group’s diluted earnings per share, which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., excluding noncontrolling interests), divided by the weighted-average number of diluted shares outstanding, is also provided.
Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.

in € m.	Three months ended		Nine months ended
(unless stated otherwise)	Sep 30, 2010	Sep 30, 2009	Sep 30, 2010		Sep 30, 2009
Net income (loss) attributable to Deutsche Bank shareholders	(1,213)	1,380	1,709		3,658

Add (deduct):
Post-tax effect of certain significant gains/charges	2,338 [1]	(110)[2]	2,130	[3]	83	[4]
Certain significant tax effects	—	—	—		—

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	1,125	1,270	3,839		3,741

Diluted earnings per share[5]	€(1.75)	€1.92	€2.33		€5.14

Diluted earnings per share (target definition)[5]	€1.56	€1.76	€5.23		€5.25

1	Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of € 2,338 million.

2	Gain from the sale of industrial holdings (Daimler AG) of € 110 million.

3	Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of € 2,338 million and a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million.

4	Gain from the sale of industrial holdings (Daimler AG) of € 236 million, impairment charge of € 221 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 98 million.

5	Prior year’s amounts have been adjusted in order to reflect the effect of the bonus component of subscription rights issued in September 2010 in connection with the capital increase.
Leverage Ratio (Target Definition): A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:
—	Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. The Group makes the netting adjustments described above in calculating the target definition of the leverage ratio.

Other Information       Target Definitions
—	Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on the Group’s own debt (post-tax, estimate assuming that substantially all of the Group’s own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.
The Group applies these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to the Group’s target definition of the leverage ratio. Therefore the Group’s adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation.
The following table presents the adjustments made in calculating the Group’s leverage ratio according to the target definition.

Assets and equity
in € bn.	Sep 30, 2010	Dec 31, 2009
Total assets (IFRS)	1,958	1,501

Adjustment for additional derivatives netting	(760)	(533)

Adjustment for additional pending settlements netting	(144)	(71)

Adjustment for additional reverse repo netting	(10)	(5)

Total assets (adjusted)	1,044	891

Total equity (IFRS)	39.5	38.0

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[1]	2.0	1.3

Total equity (adjusted)	41.5	39.3

Leverage ratio based on total equity

According to IFRS	50	40

According to target definition	25	23

1	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (1.1) billion and € (0.7) billion at September 30, 2010 and December 31, 2009, respectively.